HOMEOWNERS GROUP, INC.
                         400 SAWGRASS CORPORATE PARKWAY
                             SUNRISE, FLORIDA 33325

                                                         September 19, 1997

Dear Stockholder:

    We are pleased to inform you that, pursuant to the Agreement and Plan of Merger dated as of May 14, 1997, as amended (the "Merger Agreement"), among Homeowners Group, Inc. ("Homeowners"), The Cross County Group, Inc. ("Cross Country") and CHGI Acquisition Corporation, CC Acquisition Corporation (the "Purchaser") today commenced a tender offer for all of the outstanding shares of Homeowners' common stock. In the tender offer, stockholders who tender their Homeowners' shares will receive $.55 plus a contingent right to receive $1.51 from a Tax Liability Escrow Fund per share in cash.

    YOUR BOARD OF DIRECTORS HAS DETERMINED THAT THE CROSS COUNTRY TENDER OFFER AND THE MERGER ARE FAIR TO AND IN THE BEST INTERESTS OF HOMEOWNERS STOCKHOLDERS AND RECOMMENDS THAT ALL STOCKHOLDERS ACCEPT THE TENDER OFFER AND TENDER ALL OF THEIR SHARES PURSUANT TO THE TENDER OFFER.

    The tender offer is the culmination of the steps taken by your Board and Homeowners' management to enhance stockholder value. In approving the tender offer and the Merger Agreement and recommending that all stockholders tender their shares pursuant to the tender offer, as more fully described in the attached Solicitation/Recommendation Statement on Schedule 14D-9 filed by Homeowners with the Securities and Exchange Commission, your Board considered a number of factors including, among others, the financial and other terms and conditions of the tender offer and the Merger Agreement; Homeowners' business, financial condition, results of operations and future prospects; and the presentation by, and opinion of, Raymond James & Associates, Inc. ("Raymond James"), the Company's financial advisor.

    Raymond James, the Company's financial advisor, has rendered to the Board of Directors its written opinion that, as of the date of such opinion and subject to the limitations set forth therein, the consideration to be offered to the holders of Homeowners' common stock pursuant to the Purchaser's tender offer and the merger is fair, from a financial point of view, to such holders. The full text of Raymond James' opinion, dated September 16, 1997, which sets forth the assumptions made, matters considered and limitations on the review undertaken by Raymond James, is included as Annex A to the attached Schedule14D-9.

    Under the Merger Agreement, if the tender offer is completed, it will be followed, subject to any necessary stockholder approval, by a merger in which Homeowners will become an indirect wholly owned subsidiary of Cross Country. Holders of Homeowners common stock who do not vote to approve and adopt the Merger Agreement and who otherwise strictly comply with the provisions of Delaware law regarding statutory appraisal rights have the right to seek a determination of the fair value of their shares of Homeowners common stock and payment in cash therefor in lieu of the merger consideration.

    Enclosed with this letter is a copy of Homeowners' Schedule 14D-9 which contains important information regarding the factors considered by your Board in its deliberations and describes in more detail the reasons for your Board's conclusions and certain other information regarding the tender offer and the merger. Also enclosed is the Purchaser's Offer to Purchase and related materials, including a letter of transmittal to be used for tendering your Homeowners' shares. These documents set forth in detail the terms and conditions of the tender offer and the merger and provide instructions on how to tender your Homeowners shares. You are urged to read and carefully consider the enclosed material and your individual circumstances. If you have any questions or require assistance in tendering your shares, you may contact MacKenzie Partners, Inc., which is assisting the Purchaser with the tender offer, at 1-800-322-2885 (toll-free). Please note that the tender offer is scheduled to expire at 12:00 midnight, Eastern Standard time, on October 17, 1997, unless extended.

                                            We  thank  you  for  your  continued
                                            support.

                                            Carl Buccellato
                                            Chairman of the Board







================================================================================
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                 SCHEDULE 14D-9

                      SOLICITATION/RECOMMENDATION STATEMENT
                       PURSUANT TO SECTION 14(D)(4) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                             HOMEOWNERS GROUP, INC.
                            (NAME OF SUBJECT COMPANY)


                             HOMEOWNERS GROUP, INC.
                        (NAME OF PERSON FILING STATEMENT)


                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)


                                    43739N107
                      (CUSIP NUMBER OF CLASS OF SECURITIES)


                             HOMEOWNERS GROUP, INC.
                         400 SAWGRASS CORPORATE PARKWAY
                             SUNRISE, FLORIDA 33325
                                 (954) 845-9100
                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                 AUTHORIZED TO RECEIVE NOTICE AND COMMUNICATIONS
                    ON BEHALF OF THE PERSON FILING STATEMENT)


                                   COPIES TO:
                              PAUL BERKOWITZ, ESQ.
             GREENBERG TRAURIG HOFFMAN LIPOFF ROSEN & QUENTEL, P.A.
                              1221 BRICKELL AVENUE
                              MIAMI, FLORIDA 33131
                                 (305) 579-0500

================================================================================







ITEM 1. SECURITY AND SUBJECT COMPANY.

    The name of the subject company is Homeowners Group, Inc., a Delaware corporation (the "Company"), and the address of the principal executive offices of the Company is 400 Sawgrass Parkway, Sunrise, Florida 33325. The title of the class of equity securities to which this statement relates is the Company's Common Stock, par value $.01 per share (the "Common Stock").

ITEM 2. TENDER OFFER OF THE BIDDER.

    This statement relates to the tender offer described in the Tender Offer Statement on Schedule 14D-1 dated September 19, 1997 (as amended or supplemented, the "Schedule 14D-1"), filed by HAC, Inc., a Florida corporation ("Parent"), and its wholly owned subsidiary, CC Acquisition Corporation, a Delaware corporation (the "Purchaser"), with the Securities and Exchange Commission (the "Commission"), relating to an offer by the Purchaser (the "Offer") to purchase all the issued and outstanding Shares, including the associated common stock purchase rights (the "Associated Rights"; and together with the Common Stock, the "Shares") issued pursuant to the Rights Agreement
(the "Rights Plan"), dated as of November 1, 1990, between the Company and Continental Stock Transfer and Trust Company, as Rights Agent, as amended, for total consideration of up to $2.06 per share, $.55 of which shall be net to seller in cash (the "Cash Price"), and $1.51 of which shall be held in an escrow account (the "Escrow Account") pending resolution of certain tax liabilities that may be assessed against the Company (the "Escrow Right") (the Cash Price and the Escrow Right are hereinafter referred to as the "Offer Consideration").

    The Offer is being made pursuant to an Agreement and Plan of Merger dated as of May 14, 1996 (the "Original Merger Agreement") among the Company and The Cross Country Group, Inc. ("Cross Country") and CHGI Acquisition Corporation ("CHGI"), as amended as of October 31, 1996 (the "First Amendment"), January 31, 1997 (the "Second Amendment"), July 1, 1997 (the "Third Amendment"), and September 9, 1997 (the "Fourth Amendment"). The Original Merger Agreement, as so amended, shall sometimes hereinafter be referred to as the Merger Agreement. The Merger Agreement provides that, as soon as practicable after completion of the Offer and satisfaction or waiver, if permissible, of all of the conditions to the Merger (as defined below): (a) Purchaser, as assignee of the rights and obligations of CHGI under the Merger Agreement shall be merged with and into the Company (the "Merger"), with the Company being the surviving corporation and wholly owned directly by Parent; and (b) each of the Shares of the Company, outstanding at the effective time of the Merger (other than Shares held by Parent and its affiliates and stockholders who would have perfected their statutory appraisal rights under Delaware law), shall be converted into the right to receive the Offer Consideration. The Merger Agreement is more fully described in Item 3 below.

    The Schedule 14D-1 indicates that the principal executive offices of the Purchaser and Parent are located at 4040 Mystic Valley Parkway, Medford, Massachusetts 02133 and the telephone number is (617) 393-9300.

ITEM 3. IDENTITY AND BACKGROUND.

    (a) The name and  address of the  Company,  which is the person  filing this
Schedule 14D-9, are set forth in Item 1 above. Unless the context otherwise requires, references to the Company in this Schedule 14D-9 are to the Company and its subsidiaries, viewed as a single entity.

    (b) Except as set forth in this Item 3(b), to the knowledge of the Company, as of the date hereof, there are no material contracts, agreements, arrangements or understandings and no actual or potential conflicts of interest between (i) the Company, its executive officers, directors or affiliates or (ii) the Purchaser or Parent or their respective executive officers, directors or affiliates.

    For a discussion of the historical background of the Merger Agreement, see "Item 4. The Solicitation or Recommendation".

THE MERGER AGREEMENT

    The following is a summary of the material terms of the Merger Agreement. This summary is not a complete description of the terms and conditions thereof and is qualified in its entirety by reference to the full text thereof which is incorporated by reference herein. A copy of the Merger Agreement, and each amendment thereto, has been filed with the Commission as Exhibits to this
Schedule 14D-9.



                                       1






    The Offer. The Merger Agreement provides for the commencement of the Offer. Holders of Company Common Stock (the "Stockholders") who tender their Shares in the Offer will, upon consummation of the Offer, receive the Cash Price and one Escrow Right for each Share tendered. Purchaser has expressly reserved the right to waive certain conditions to the Offer; however, without the prior written consent of the Company, Purchaser has agreed not to (i) decrease the Offer Consideration payable in the Offer or reduce the maximum number of Shares to be purchased in the Offer or (ii) impose conditions to the Offer in addition to those set forth in Section 12 of the Schedule 14D-1. Purchaser may extend the Offer for up to 10 business days or for longer periods (not to exceed 90 calendar days from the date of commencement of the Offer), in the event that any condition to the Offer is not satisfied, or for one or more times for an aggregate of 20 business days if all of the conditions to the Offer are satisfied.

    The Merger. The Merger Agreement provides that upon the terms (but subject to the conditions) set forth in the Merger Agreement, Purchaser will be merged with and into the Company. In the Merger, at the Effective Time (as defined in the Merger Agreement), by virtue of the Merger and without any action on the part of Purchaser, the Company or the holders of any of the Shares, each Share issued and outstanding immediately prior to the Effective Time (excluding Shares owned by Company or any of its subsidiaries or by Parent, Purchaser or any of their affiliates and Dissenting Shares) shall be canceled and converted into the right to receive the Cash Price and one Escrow Right (collectively, the "Merger Consideration"). Holders of Shares who do not vote to approve and adopt the Merger Agreement and who otherwise strictly comply with the provisions of Delaware law regarding statutory appraisal rights have the right to seek a determination of the fair value of their Shares and payment in cash therefor in lieu of the Merger Consideration.

    Resignation of the Board of Directors of the Company. The Merger Agreement provides that promptly upon consummation of the Offer, each member of the Board of Directors of the Company (other than those members affiliated with Parent or Purchaser) shall resign and be replaced by Parent's designees.

    Proxy Statement. Pursuant to the Merger Agreement, the Company shall, if required by applicable law in order to consummate the Merger, duly call, give notice of, convene and hold an annual or special meeting of its Stockholders as soon as practicable following consummation of the Offer for the purpose of considering and taking action on the Merger Agreement and the transactions contemplated thereby (the "Stockholders' Meeting"). At the Stockholders' Meeting, Parent and Purchaser shall cause all Shares then owned by them to be voted in favor of the approval and adoption of the Merger Agreement and the transactions contemplated thereby. If Parent and Purchaser own more than 50% of the outstanding Shares following consummation of the Offer, Parent and Purchaser shall have sufficient voting power to approve the Merger, even if no other Stockholder votes in favor of the Merger. In the event that Parent and Purchaser own at least 90% of the then outstanding Shares following consummation of the Offer, the parties have agreed to take all necessary and appropriate action to cause the Merger to become effective, in accordance with Section 253 of the Delaware General Corporation Law ("DGCL"), as soon as reasonably practicable after such acquisition, without a meeting of the Stockholders of the Company.

    The Merger Agreement provides that the Company shall, if required by applicable law, as soon as practicable following consummation of the Offer, file a proxy statement (the "Proxy Statement") with the Commission under the Securities Exchange Act of 1934 ("Exchange Act"), and shall use its best efforts to have the Proxy Statement cleared by the Commission. Parent, Purchaser and the Company shall cooperate with each other in the preparation of the Proxy Statement, and the Company shall notify Parent of the receipt of any comments of the Commission. The Company shall give Parent and its counsel the opportunity to review the Proxy Statement and all responses to requests for additional information and replies to comments prior to their being filed with, or sent to, the Commission. NOTWITHSTANDING THE FOREGOING, THE PURCHASER HAS INDICATED THAT IT WILL SEEK TO CAUSE THE COMPANY TO MAKE AN APPLICATION FOR TERMINATION OF REGISTRATION OF THE SHARES UNDER THE EXCHANGE ACT AS SOON AS POSSIBLE FOLLOWING THE OFFER IF THE REQUIREMENTS FOR TERMINATION OF REGISTRATION ARE MET. IF DEREGISTRATION OF THE SHARES IS ACCOMPLISHED, THE COMPANY WOULD NOT BE REQUIRED TO SOLICIT PROXIES AS EXPLAINED ABOVE.

    Representations and Warranties. The Merger Agreement contains various representations and warranties of the parties thereto. These include representations and warranties by the Company with respect to corporate existence and power, capital structure, corporate authorization, noncontravention, consents and approvals, Commission filings, information supplied, compliance with applicable laws, litigation, taxes, pension and benefit plans and ERISA, absence of certain changes or events, absence of material liabilities, opinion of financial advisor, vote required, labor matters, intangible property, environmental matters, real property, board recommendation, material contracts, related party transactions, indebtedness, liens and other matters.





                                       2






    The Company and Purchaser have also made certain representations and warranties with respect to corporate existence and power, corporate authorization, consents and approvals, noncontravention, information supplied, board recommendation, financing, and other matters.

    Conduct of Business Pending the Merger. The Company has agreed that during the period from the date of the Merger Agreement to consummation of the Offer, except as otherwise provided in the Merger Agreement or consented to by Purchaser, the businesses of the Company and its subsidiaries will be conducted only in, and the Company and its subsidiaries will not take any action except in, the ordinary course of business and in a manner consistent with past practice; and that the Company will use its best efforts to preserve substantially intact the business organization of the Company and its subsidiaries, to keep available the services of the current officers, employees and consultants of the Company and its subsidiaries and to preserve the current relationships of the Company and its subsidiaries with customers, suppliers, franchisees and other persons with which the Company or any of its subsidiaries has significant business relations. The Company has further agreed that it will not, without the prior written consent of Purchaser, engage in certain types of transactions, including, among other things, the issuance of Shares, declaration of dividends or distributions with respect to the Shares, modification of certain agreements or the incurrence of indebtedness beyond certain limits. In addition, during the period from the date of the Merger Agreement to the Effective Time, the Company has agreed not to solicit or initiate discussions, directly or indirectly, concerning any possible proposal regarding a sale of the Company's capital stock or a merger, acquisition, sale of assets or similar transaction involving the Company or any subsidiary, division or major asset thereof.

    Termination of Chief Executive Officer of the Company. Contemporaneously with the consummation of the Offer, and in accordance with the terms thereof, the Company will terminate the employment agreement between the Company and Carl Buccellato dated as of December 22, 1995, and Mr. Buccellato will resign as Chairman and as a director of the Board of Directors of the Company, and as an officer and employee of the Company and its subsidiaries. Under the terms of the employment agreement, Mr. Buccellato was entitled to a base salary of $407,610, subject to an annual cost of living increase based on the Consumer Price Index and a performance bonus as determined by the Board of Directors. Mr. Buccellato's employment agreement provides that, in the event of termination of employment due to a change in control of the Company, he shall be entitled to a lump sum distribution of compensation in an amount equal to 2.99 times the sum of the annual base salary currently provided for in the employment agreement. In consideration for terminating his employment agreement, the Company will enter into a settlement agreement with Mr. Buccellato pursuant to which the Company will pay to Mr. Buccellato a lump sum payment of $600,000 in cash.

    Regulatory Matters. Seventeen of the states in which the Company's subsidiaries operate regulate the home warranty business in which such subsidiaries are engaged. The states of Florida, California and Virginia require pre-approval of a change in control of the Company. The Merger Agreement requires the parties to use their best efforts to obtain all such approvals and provides that the receipt of such approvals is a condition to consummating the transaction. All required notices and applications have been filed with such states by the Company and Parent. All of the states have approved the Merger.

    Stock Options. In the Merger Agreement, the Company has agreed to make such adjustments to all the outstanding options issued by the Company to purchase Shares as may be necessary to provide that at the Effective Time: (i) each such option then exercisable other than due to any amendment dated after April 1, 1996, up to a maximum of 456,550 options (the "Company Options") shall, in settlement, be converted into the contingent right to receive from the Escrow, an amount equal to the amount, if any, by which (A) the sum of (x) the Cash Price, and (y) the actual amount of cash distributed to Escrow Right holders in connection with liquidation of the Escrow exceeds (B) the per share exercise price of the Company Option (the "Option Settlement Amount"), and (ii) all other currently non-exercisable options issued to Directors of the Company shall be canceled at no cost to the Company.

    Immediately prior to the Effective Time, all of the Company's stock option, stock bonus and stock award plans or arrangements, that provide for the issuance of Shares, will be terminated, and no further stock options, bonuses or awards shall be granted thereunder subsequent to the Effective Time. Without the prior written consent of Parent, the Company will not make any additional grants of stock options, stock bonuses or stock awards under any of such plans prior to the Effective Time.

    Extension of Agreement for Satisfaction of Judgment. Contemporaneously with execution of the Fourth Amendment, the Company and The Cross Country Group, LLC ("CCG"), an affiliate of Purchaser, entered into a Third Amendment to Agreement for Satisfaction of Judgment pursuant to which CCG agreed not to take any





                                       3






action to collect on the Judgment until the earlier of (i) November 14, 1997, or
(ii) termination of the Merger Agreement for any reason. In consideration for the foregoing, the Company further secured the Company's obligation under the Judgment by (i) the pledge by the Company of the shares of Homeowners Association of America, Inc., HAA of Arizona, Inc., HAA of Georgia, Inc., HAA of Utah, Inc. (collectively, the "HAA Entities") owned by the Company to CCG, and
(ii) the grant by the HAA Entities of a security interest in their respective assets in favor of CCG.

    Mutual  Releases,  Indemnification  and  Insurance.  In accordance  with the
Merger Agreement, Cross Country, Parent, Purchaser, and the Company and its affiliated entities, exchanged general mutual releases with the Board of Directors of the Company (except for Mr. Buccellato) at commencement of the Offer. In addition, the Merger Agreement provides that the Company will indemnify, defend and hold harmless the directors of the Company for their acts and omissions occurring prior to consummation of the Offer to the full extent permitted by applicable provisions of the DGCL (including rights to receive advance payment of expenses in defending any suits, actions or proceedings). The Company is required to maintain in full force and effect for not less than 4 years after the consummation of the Offer, officers' and directors' liability insurance covering said persons (or shall obtain substantially equivalent insurance covering such persons), on terms not materially less favorable than such insurance maintained in effect by the Company in terms of coverage (including, without limitation, types of claims, time period of claims and persons covered), amounts and deductibles; provided, however, that, in providing such officers' and directors' insurance, the Company will have no obligation whatsoever to pay premiums on such officers' and directors' liability insurance in excess of $345,000.

    Fees and Expenses. If the Merger is not consummated and (i) the Merger Agreement is terminated because: (A) holders of more than 10% of the Shares shall have claimed or perfected appraisal rights; (B) the Company (or the Board of Directors of the Company) shall have authorized, recommended, proposed or publicly announced its intention to enter into any merger or consolidation agreement (other than the Merger Agreement) or any other transaction in which all or substantially all of the Company's or any Company subsidiary's equity or assets would be acquired by a third party (other than Parent, Purchaser or any of their affiliates); (C) the Board of Directors of the Company does not recommend that the Company's Stockholders adopt and approve the Merger, the Merger Agreement and the transactions contemplated thereby; or (D) after publicly recommending that Company's Stockholders adopt and approve the Merger, the Merger Agreement and the transactions contemplated thereby, the Board of Directors of the Company shall have withdrawn, modified or amended such recommendation in any respect materially adverse to Parent or Purchaser; or (ii)
(A) at any time on or prior to the expiration of two years following termination of the Merger Agreement, a definitive agreement is entered into for the acquisition of all or substantially all of the Company's equity or assets with a person other than Parent or Purchaser or any of their respective affiliates at either (x) a price per share in excess of the Offer Consideration as reduced by the Tax Claims, or (y) an aggregate purchase price in excess of the aggregate purchase price contemplated in the Merger Agreement (which shall include the payments which HMS is required to make to CCG under the settlement agreement pursuant to which CCG agreed to take no action with respect to the Judgment until November 14, 1997 (the "Settlement Agreement"), or (B) if the following shall have occurred: (x) a meeting of the Stockholders of the Company shall have been held to adopt the Merger Agreement and the Stockholders shall have failed to adopt the Merger Agreement, and there shall have existed at the record date for the Stockholders' Meeting or at the date thereof a person or group who shall have beneficially owned or been entitled to vote or direct the voting of not less than 20% of the then outstanding Shares, and who shall have voted against the Merger Agreement and the transactions contemplated thereby, or (y) at the date of the Stockholders' Meeting a person or group other than Purchaser or any of its affiliates shall have in good faith proposed (and such person or group shall appear to have the ability to consummate such proposal) to acquire the Company, then the Merger Agreement requires the Company to promptly reimburse Purchaser and its affiliates and Stockholders for their reasonable documented out-of-pocket expenses actually incurred by them in connection with the proposed acquisition of the Company including expenses of legal counsel, investment bankers and accountants, plus a fee of $500,000.

    Termination; Amendments. The Merger Agreement may be terminated at any time prior to the Effective Time by the mutual written consent of the respective Board of Directors of Cross Country, Purchaser and the Company, by any of them if a court of competent jurisdiction or other United States governmental body shall have issued an order, judgment or decree (other than a temporary restraining order) restraining, enjoining or otherwise prohibiting the Merger and such order, judgment or decree shall have become final and non-appealable. The Merger Agreement may be terminated at any time prior to the Effective Time by Cross Country if (i) the Merger shall not have been consummated on or before two business days after the Company Stockholders' Meeting; (ii) there shall have occurred (A) any general suspension of, or limitation on prices for, trading in securities on the New York Stock Exchange or National Association of Securities Dealers Automated Quotations System, (B) a declaration





                                       4





of a banking moratorium or any limitation or suspension of payments by any U.S. governmental authority on the extension of credit by lending institutions, (C) a commencement of war or armed hostilities directly involving the United States, or (D) any limitation (whether or not mandated) by any governmental authority which will materially adversely affect the extension of credit by banks or other lending institutions in the United States; (iii) holders of more than 10% of the Company's Common Stock shall have claimed or perfected appraisal rights (unless this condition is waived by Parent; (iv) the Company (or the Board of Directors of the Company) shall have authorized, recommended, proposed or publicly announced its intention to enter into any merger or consolidation agreement (other than the Merger Agreement) or any other transaction in which all or substantially all of the Company's or any Company subsidiary's equity or assets would be acquired by a third party (other than parent, Merger Sub or any of their affiliates; (v) the Company's Board of Directors does not recommend that the Company's stockholders adopt and approve the Merger, the Merger Agreement and the transactions contemplated thereby; (vi) the Board of Directors of the Company withdraws, modifies or amends its recommendation that the Company's stockholders adopt and approve the Merger, the Merger Agreement and the transactions contemplated thereby in any respect materially adverse to
Purchaser; (vii) Parent or Purchaser shall have failed to pay for Shares pursuant to the Offer within 90 days following commencement of the Offer, unless such failure to pay for such Shares shall have been caused by or resulted from the failure of Parent or Purchaser to perform in any material respect any material covenant or agreement of either of them contained in the Merger Agreement or the material breach by Parent or Purchaser of any material representation or warranty of either of them contained herein or therein; or
(viii) if the Company shall have filed an application to terminate registration of the Shares under Section 12 of the Exchange Act, and such application shall have been denied by the Commission.

    The Merger Agreement may be amended by the mutual written agreement by the parties thereto as evidenced by action taken by the Board of Directors of Cross Country, Purchaser and the Company, whether before or after stockholder approval; provided, however, that after any such stockholder approval, no amendment may be made without the further approval of the stockholders which would reduce the amount or change the form of the Merger Consideration or effect any other change to the Merger Agreement which would materially and adversely affect the stockholders of the Company. Certain conditions to the Merger may be waived by the party for whose benefit such condition was imposed.

    Delaware Law. The Board of the Company has approved the Merger Agreement and the transactions contemplated thereby, including the Offer, the Merger and the Stockholders Agreement (as discussed below). Accordingly, the restrictions of
Section 203 do not apply to the transactions contemplated by the Offer, the Merger Agreement or the Stockholders Agreement. Section 203 of the DGCL prevents an "interested stockholder" (generally, a stockholder owning 15% or more of a corporation's outstanding voting stock or an affiliate or associate thereof) from engaging in a "business combination" (defined to include a merger and certain other transactions) with a Delaware corporation for a period of three years following the date on which such stockholder became an interested stockholder unless (i) prior to such date, the corporation's board of directors approved either the business combination or the transaction which resulted in such stockholder becoming an interested stockholder, (ii) upon consummation of the transaction which resulted in such stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the corporation's voting stock outstanding at the time the transaction commenced (excluding shares owned by certain employee stock plans and persons who are directors and also officers of the corporation) or (iii) on or subsequent to such date, the business combination is approved by the corporation's board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3 % of the outstanding voting stock not owned by the interested stockholder. As described above, the foregoing description of Section 203 of the DGCL does not apply to the Offer or the Merger (or the transactions contemplated thereby).

THE STOCKHOLDERS AGREEMENT

    Simultaneously with commencement of the Offer, Parent, Purchaser and each of the members of the Company's Board of Directors (excluding the member of the Board affiliated with the Purchaser and the Parent) (the "Selling Stockholders") entered into a stockholders agreement (the "Stockholders Agreement"). The following summary of the material terms of the Stockholders Agreement is not a complete description of the terms and conditions thereof and is qualified in its entirety by reference to the full text thereof which is incorporated herein by reference and a copy of which has been filed with the Commission as an exhibit to this Schedule 14D-9.

    Tender of Shares. Upon the terms and subject to the conditions of the Stockholders Agreement, each of the Selling Stockholders has (i) agreed to validly tender and not to withdraw pursuant to and in accordance with the terms of the Offer, not later than the fifth business day after commencement of the Offer, the respective number of Shares owned beneficially by him or her; (ii) acknowledged that the transfer by such Selling Stockholder of his or her Shares




                                       5





to Purchaser will pass to and unconditionally vest in Purchaser good and valid title to such Shares free and clear of all claims, liens, restrictions, security interests, pledges, limitations and encumbrances whatsoever; and (iii) agreed to permit Parent and Purchaser to publish and disclose his or her identity and ownership of Shares and the nature of his or her commitments, arrangements and understandings under the Stockholders Agreement in the documents relating to the Offer and, if stockholder approval for the Merger is required, in any proxy statement relating thereto (including all documents and schedules filed with the Commission).

    Voting. Each Selling Stockholder has agreed that during the period commencing on the date of the Stockholders Agreement and continuing until the first to occur of the Effective Time or termination of the Merger Agreement in accordance with its terms, at any meeting of the Stockholders, however called, or in connection with any written consent of the Stockholders, such Selling Stockholder will vote (or cause to be voted) the Shares held of record or beneficially owned by such Stockholder, in favor of the Merger, the execution and delivery by the Company of the Merger Agreement and the approval of the terms thereof, and each of the other actions contemplated by the Merger Agreement and the Stockholders Agreement and any actions required in furtherance thereof. In addition, each Selling Stockholder granted to Parent a proxy to vote the Shares of such Stockholder in accordance with the provisions and agreements described above.

    In connection with the Stockholders Agreement, the Selling Stockholders have made certain customary representations, warranties and covenants, including with respect to (i) their ownership of the Shares, (ii) their authority to enter into and perform their obligations under the Stockholders Agreement, (iii) noncontravention, (iv) the absence of liens and encumbrances on and in respect of their Shares, (v) restrictions on the transfer of their Shares, (vi) the solicitation of acquisition proposals, and (vii) the waiver of their appraisal rights.

    Termination. Other than as provided therein, the Stockholders Agreement terminates by its terms upon the termination of the Merger Agreement by Purchaser.

THE TAX CLAIMS

    On June 9, 1997, the Company received Notices of Proposed Adjustments from the IRS proposing to disallow approximately $20 million in losses that the Company had taken on its Federal Income Tax Returns for taxable years 1993, 1994 and 1995 (the "Tax Claims"). The Tax Claims could result in the Company being liable for approximately $6.5 million of tax, plus approximately $2.0 million in interest. Although not assessed to date, the IRS could also impose penalties. The Company has not yet been able to determine the extent or probability of any liability to the IRS in settlement of the Tax Claims.

    The Escrow Agreement. Based upon the uncertainty of the Tax Claims liability, and in accordance with the terms of the Last Amendment, the Company and Parent have agreed that $1.51 of the Offer Consideration will be held in the Escrow Account pending resolution of the Tax Claims. Immediately preceding consummation of the Offer, Parent has agreed to deposit, either in cash or an irrevocable standby letter of credit, (the "Letter of Credit") into the Escrow Account, an amount equal to $1.51 for each Share validly tendered and not withdrawn pursuant to the Offer. In addition, immediately preceding consummation of the Merger, Parent has agreed to deposit, either in cash or through an increase in the Letter of Credit, an additional $1.51 for each Share outstanding immediately prior to the effective time of the Merger (other than any Shares owned by Parent or its affiliates, Shares validly tendered, or any Shares as to which Dissenter's Rights are perfected). The cash funds or the Letter of Credit deposited into the Escrow Account prior to consummation of the Offer and the Merger shall hereinafter be collectively referred to as the "Escrow Funds".

    Under the Escrow  Agreement,  the Escrow Agent shall  distribute  the Escrow
Funds: (a) in accordance with any written notices received containing mutually agreed upon directions of the Company and the Stockholder Representatives (as defined below); or (b) in accordance with written notices given by either the Company or the Stockholder Representatives, provided that the Escrow Agent has provided a copy of such notice to the other party, and such other party has not objected thereto within five (5) business days after the Escrow Agent has so delivered a copy of such notice. If either the Company or the Stockholder Representatives object to such notice, such objecting party must deliver to the other party and the Escrow Agent a written notice describing such objections in reasonable detail (a "Dispute Notice"). Upon receipt of any Dispute Notice, the Escrow Agent shall not distribute the Escrow Funds, but shall continue to hold the Escrow Funds until receipt of either (x) written notice containing mutually agreed upon directions signed by both the Company and the Stockholder
Representatives, or (y) written notice from the Company or the Stockholder Representatives that a final judgment or binding arbitration decision has been rendered and is in full force and effect as to the Escrow Funds, and a copy of such




                                       6







final judgment or binding arbitration is delivered with such notice, at which time the Escrow Agent shall distribute the Escrow Funds pursuant to such mutually agreed upon written notice or such written notice of the Company or Stockholder Representatives (accompanied by such final judgment or binding arbitration), as the case may be.

    The Tax Contingency Settlement Agreement. In accordance with the terms of the Last Amendment, immediately prior to consummation of the Offer, Parent and certain members of the Company's Board of Directors (the "Stockholder Representatives") have agreed to enter into a Tax Contingency Settlement Agreement.

    The Tax Contingency Settlement Agreement requires Parent to use its best efforts consistent with reasonable business practices to cause the Company to achieve a resolution of the Tax Claims. Upon receipt from the IRS of a proposed settlement of the Tax Claims (the "Proposed Settlement") Parent will advise the Stockholder Representatives in writing of the Proposed Settlement and all costs and expenses associated therewith (the "Settlement Amount"). Parent shall have the right, in its sole discretion, to either accept or reject the Proposed Settlement. If Parent elects to accept the Proposed Settlement, it shall notify the Stockholder Representatives in writing. Within five (5) days after receipt of such notification, Parent and the Stockholder Representatives shall direct the Escrow Agent to disburse the Escrow Funds as follows:

    a. To the Escrow Agent in payment of all costs, expenses and indemnities of the Escrow Agent.

    b. To Parent, the Settlement Amount increased by all interest accrued on such portion of the Escrow Funds multiplied by a fraction (i) the numerator of which is equal to the number of Shares either accepted in the Offer or converted in the Merger and (ii) the denominator of which is the number of Shares issued and outstanding as of the date hereof ("Outstanding Shares").

    c. To the Exchange Agent (for distribution to the former Stockholders of Company who have tendered their Shares or whose Shares have been converted in the Merger), the balance of the Escrow Fund increased by all interest accrued on such portion of the Escrow Fund.

    For example, assuming (i) 5,558,350 Shares outstanding, and (ii) all Shares not then owned by Parent or its affiliates, approximately 4,000,000 Shares, are tendered in the Offer or converted in the Merger, then approximately 71% (4,000,000/5,558,350) of any Settlement Amount, net of expenses, will be distributed to Parent to cover the Settlement Amount, and the remainder of the Escrow Funds, if any, will be distributed to the former Stockholders of the Company who tendered their Shares or whose Shares were converted in the Merger.

    Reimbursement by Professionals. The Tax Contingency Settlement Agreement provides that Parent may, in its sole and absolute discretion, seek to cause the Company to recover all or any portion of the Settlement Amount paid to the IRS from any person or entity that it considers to bear responsibility therefor. If the Company receives a recovery on account of the Tax Claims (the "Tax Recovery"), then the Company shall notify the Stockholder Representatives of the amount of the Tax Recovery and all costs and expenses incurred by Parent or the Company (including, without limitation, attorneys' fees) in connection with the assertion, collection, settlement, prosecution or the investigation of the Tax Recovery. Ten days after such notice, Parent shall apply and distribute the Tax Recovery as follows:

    a. To Parent or the Company, in reimbursement of all costs and expenses incurred by Parent or the Company to third parties (including, without limitation, attorneys' fees) in connection with the assertion, collection, settlement, prosecution or investigation of the Tax Recovery.

    b. To Parent or the Company, in compensation for their internal costs and expenses in connection therewith an amount equal to 25% of the amount set forth in subparagraph a above.

    c. To the Company, the amount, if any, by which the Settlement Amount exceeds the amount deposited with the Escrow Agent.

    d. To the Company, the Net Tax Recovery (equal to the Tax Recovery reduced by the foregoing payments) multiplied by a fraction (x) the numerator of which is equal (i) to the number of Outstanding Shares reduced by (ii) the number of Shares either accepted in the Offer or converted in the Merger, and (y) the denominator of which is the number of Outstanding Shares.

    e. The balance of the Net Tax Recovery shall be distributed:
       (i)  25% to the Company, and
       (ii) 75% to the Exchange Agent (for distribution to the former Stockholders of the Company who have tendered their Shares or whose Shares were converted in the Merger), up to a maximum of $1.51 per Share.




                                       7






DIRECTOR AFFILIATIONS

    Certain directors of the Company are parties to area franchise, management agreements and consulting agreements with the Company (the "Affiliated Franchisees") which were amended on April 26, 1996 (the "Amendments"). In addition to the Amendments, one of the Affiliated Franchisees entered into an option agreement with the Company dated April 26, 1996. The Affiliated Franchisees have agreed to cancel such option and the Amendments prior to the commencement of the Offer.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

    (a) The Company's Board of Directors has determined that the Offer and the Merger are fair to and in the best interests of the stockholders of the Company and recommends that all stockholders of the Company accept the Offer and tender all their Shares pursuant to the Offer. This recommendation is based in part upon an opinion (the "Fairness Opinion") received by the Company from Raymond James & Associates, Inc. ("Raymond James") that the consideration to be received by the Company's stockholders in the Offer and the Merger is fair to the stockholders from a financial point of view. No limitations were imposed by the Board of Directors or management of the Company on Raymond James with respect to the investigations made, or the procedures followed by it, in rendering the Fairness Opinion. For purposes of its opinion, Raymond James relied, without independent verification, on the accuracy, completeness and fairness of all financial and other information reviewed by it. The Fairness Opinion contains a description of the factors considered, the assumptions made and the scope of review undertaken by Raymond James in rendering its opinion. THE FULL TEXT OF THE FAIRNESS OPINION RECEIVED BY THE COMPANY FROM RAYMOND JAMES IS FILED AS ANNEX A TO THIS SCHEDULE 14D-9. STOCKHOLDERS ARE URGED TO READ SUCH OPINION IN ITS ENTIRETY.

    (b) Background of the Offer; Reasons for the Recommendation.

 BACKGROUND OF THE OFFER

    In January, 1995, the Company received several unsolicited inquiries from unaffiliated third parties relating to various proposed transactions with the Company, including the purchase of all of the outstanding Shares of the Company. In response to these inquiries, the Company formed a Special Committee of the Board of Directors to evaluate the alternatives available to the Company.

    The Special Committee retained Raymond James to act as its exclusive financial advisor to assist the Company in evaluating the possible alternatives to maximize stockholder value, including remaining independent, effecting a corporate restructuring, obtaining new financing, sale of various operating assets of the Company, initiating discussions with others regarding the acquisition of the Company and other possible forms of business reorganization.

    Initially, the Special Committee considered the alternatives of obtaining financing and entering into an agreement with a strategic investor. Negotiations were held with potential lenders to provide funds to the Company under an arrangement which would have permitted conversion of the debt position to equity. This alternative was rejected after evaluation of the costs of such financing and the potential dilutive impact of such financing on existing stockholders.

    Based upon the Company's recent operating results, and the various contingencies facing the Company, the Special Committee concluded that the Company would be better served if it combined with a strong complementary business entity. Therefore, the option of remaining independent was not selected as a viable course of action for the Company to pursue. Accordingly, the options related to corporate restructuring or business reorganization were also deemed to be secondary to the business combination alternatives.

    During the first nine months of 1995, Raymond James circulated confidentiality agreements to multiple interested parties, including Cross
Country. These agreements provided, among other things, that the interested parties and their representatives would maintain the confidential nature of information about the Company supplied to them and that for a specified period (generally three years) from the date of such agreements they would not, without the prior written approval of the Company's Board of Directors, engage in or propose any transaction directly or indirectly to acquire any securities or assets of the Company or its subsidiaries or act, alone or in concert with others, to seek to control or influence the management, Board of Directors, or policies of the Company. No information was provided to Cross Country at this time, based on their refusal to sign a confidentiality agreement on terms similar to those executed by other interested parties. During this period,





                                       8






Raymond James circulated information about the Company and its operations to approximately ten interested parties who had signed confidentiality agreements. Three of the parties who signed confidentiality agreements presented written or verbal proposals to acquire all or a portion of the Company.

    In June 1995, the Special Committee met with representatives of First Service Corporation, an organization which proposed a loan to the Company convertible into shares of Common Stock. The Special Committee concluded that this proposal would have resulted in an unacceptable dilution to the Company's stockholders at the conversion price proposed. In addition, such a proposal would not have provided liquidity to the Company's stockholders.

    The Special Committee also met in June 1995 with American HomeShield Corporation ("HomeShield"), a subsidiary of Service Master LP, regarding the acquisition of the Company. Although numerous proposals were made, the acquisition of the Company would have been dependent on favorable resolution of litigation initiated by Acceleration National Insurance Company ("ANIC") against Homeowners Marketing Services, Inc. ("HMS"), a wholly owned subsidiary of the Company, which was then ongoing and modification of certain other contractual relationships which the Special Committee did not believe was feasible on economic terms acceptable to the Company. In addition, the discount required by HomeShield to complete the Merger prior to the completion of the referenced litigation was deemed unacceptable by the Special Committee and negotiations terminated.

    During this period, the Special Committee was also engaged in discussions with Warrantech Corporation, an administrator and marketer of service contracts and after-market warranties on computer electronics, computers and computer peripherals, appliances, automobiles, automotive components and recreational vehicles for retailers and distributors. In September, 1995, after a review of the foregoing proposals, the Company announced that it had entered into exclusive negotiations with Warrantech. The Warrantech proposal was to exchange shares of Warrantech common stock for shares of the Company's Common Stock. Each share of the Company's Common Stock would have been exchanged for that number of Warrantech shares determined by dividing 1.25 by the price of Warrantech shares during a specified period. From September 1995, through January 1996, the Company pursued negotiations with Warrantech.

    On December 13, 1995, a jury in the Court of Common Pleas of Franklin County, Ohio, rendered a verdict against HMS in favor of ANIC (the "Judgment") in the amount of $5,156,022. The Company then engaged in negotiations with ANIC in an effort to reach a settlement with respect to payment of the Judgment.

    The Company and Warrantech were unable to conclude an agreement. The failure to reach agreement was principally due to the impact on the Company of the Judgment, the refusal of Warrantech to agree to deliver a minimum number of shares to the Company's stockholders and certain contingencies imposed by Warrantech including renegotiation of certain Company contracts on terms acceptable to Warrantech in its sole discretion. The Company announced on January 26, 1996 that its exclusive negotiations with Warrantech had terminated. The Special Committee and Raymond James again contacted potential bidders with whom discussions had been suspended during the Warrantech negotiations.

    Discussions were also held with ANIC in an attempt to negotiate a settlement of the Judgment obtained by it and to postpone its attempts to realize on the Judgment. As a condition of ANIC agreeing to refrain from exercising its rights under the Judgment, the Company was required to waive its rights to appeal the Judgment. The Board of Directors agreed to such waiver based in part upon the fact that the Company was without the funds needed to obtain the bond required to pursue the appeal.

    The Special Committee thereafter entered into negotiations with HFS Incorporated ("HFS"), with respect to the acquisition of the Company for shares of HFS' common stock. Under this proposal the Shares of the Company were to be valued at $2.20 per share.

    While these negotiations were in process, the Company was advised by Cross Country that certain of its affiliates had acquired in excess of five percent of the Shares of the Company and that it wished to enter into negotiations with respect to the acquisition of the Company. The contacts between the Company and Cross Country originally began with discussions regarding joint marketing of products in February 1996. A subsequent meeting was held in March 1996 in New York City at which Cross Country proposed acquiring the Company. This meeting was attended by Carl Buccellato, Gary Lipson and Diane Gruber, on behalf of the Company, and Howard Wolk, Sidney Wolk and Ted Wolk, on behalf of Cross Country. Cross Country originally proposed advancing funds to the Company to satisfy the Judgment, with such funds being secured by a lien on Company assets. The Company representatives rejected this proposal in favor of an acquisition of the Company by Cross Country.





                                       9





    Although Cross Country made various proposals to acquire the outstanding Shares of the Company, until May 3, 1996, Cross County and the Company could not agree on an acceptable form of confidentiality agreement and confidential information was not furnished to Cross Country until said date. Therefore, the March 15, 1996 proposal of Cross Country to acquire the outstanding Shares of the Company at $1.95 per share, the April 30, 1996 proposal at $2.10 per share and the May 3, 1996 proposal of $2.35 per share (including an agreement to pay ANIC the full amount of the Judgment) were based solely on Cross Country's review of publicly available information. All of these proposals were subject to reduction in price based upon the outcome of certain contingencies. They were therefore rejected for both this reason and the fact that, until May 3, 1996, they were less than the alternative bid from HFS. Upon agreement with Cross Country on May 3, 1996 as to the terms of a confidentiality agreement, the Company provided information to Cross Country.

    During this period the Company continued its negotiations with ANIC regarding a potential settlement. The Company reached an agreement with ANIC to defer action with respect to efforts to realize on the Judgment until May 5, 1996, and to pay to ANIC upon consummation of a merger the sum of $4.1 million in satisfaction of the Judgment. This date was subsequently extended until May 12, 1996 in exchange for an increase in the amount to be paid to ANIC in satisfaction of the Judgment upon consummation of the Merger. The increase payable to ANIC was to be proportionately equal to the percentage increase in the amount to be received by the Company's stockholders in excess of $2.20 per share rounded up to the next $50,000. By way of example, a payment to the Company's stockholders of $2.35 per share would have resulted in payment to ANIC of $4.4 million. The Company agreed to pay to ANIC the proceeds of a federal income tax refund which was then expected to be approximately $1.4 million in partial satisfaction of the Judgment.

    The Special Committee established May 9, 1996 as a deadline for submission of bids to acquire the Company. On May 7, 1996, Raymond James, on behalf of the Company, notified potential bidders of the May 9, 1996 deadline. The notification included a form of Merger Agreement which the Company was willing to sign.

    HFS expressed concern regarding both the apparent willingness of Cross Country to engage in a hostile takeover and the refusal of the Company's franchisees to agree to amend their franchise agreements in accordance with HFS requests. HFS therefore declined to submit a bid. The only bid received prior to the deadline was from Cross Country. On May 10, 11, 13 and 14, counsel to the Special Committee, Raymond James and counsel to Cross Country had further negotiations regarding the specific terms of the Merger Agreement, including the representations and warranties to be provided by the Company and various conditions precedent to the closing, including cancellation and modification of certain agreements. The Merger Agreement was signed by Cross Country and the Company on May 14, 1996 and reflected the right of stockholders to receive $2.35 per share of Common Stock.

    On June 14, 1996, Cross Country advised the Company that pursuant to the terms of the Merger Agreement, the rights and obligations of CHGI had been assigned to Merger Sub.

 The First Amendment

    Following execution of the Original Merger Agreement, various claims against the Company were brought to the attention of Cross Country. As a result, Cross Country determined that certain obligations and contractual relationships of the Company differed from the representations made to Cross Country in the Original Merger Agreement. Cross Country concluded that these obligations and contractual relationships, as discussed below, committed the Company to various payments and obligations which Cross Country believed had a material adverse impact on its valuation of the Company. Cross Country therefore notified the Company that it would be unwilling to consummate the Merger unless such obligations and relationships were terminated or modified in a manner acceptable to Cross Country. As an alternative, Cross Country offered to consummate the Merger without resolution of these issues at $1.80 per share.

    Although the Company disagrees with Cross Country's assertion that such non-disclosure constituted breach of the Merger Agreement and believes that the disclosures to Cross Country were appropriate, in light of the limited economic resources available to the Company, the fact that a previously extensive offering process had resulted in only limited interest in the Company and the fact that ANIC had agreed, at that time, to refrain from taking any action with respect to the Judgment only until October 31, 1996, the Company agreed to address the objections raised by Cross Country to the consummation of the Merger. The Company's decision was further based on continuing losses by the Company which amounted to approximately $.07 per share for the first nine months of 1996 and the belief of management that profitable operations were not likely in the near future.




                                       10






    Extensive efforts were undertaken by the Company to settle the foregoing obligations and contractual arrangements and to quantify the actual costs associated therewith. Certain of these efforts were successful but require the payment of funds by the Company or the commitment to pay funds upon consummation of the Merger to obtain such modifications. One such situation, a claim by the Company's franchisees that payments were due to them for 1995 as a result of profit sharing agreements was first brought to Cross Country's attention in July, 1996. This claim was disputed by the Company, but settled for a payment of $591,965, payable within five days after consummation of the Merger, in order to avoid litigation and maintain good relationships with the franchisees. The provider of reinsurance for the Company's warranty products alleged its arrangement with the Company was exclusive. Although the Company disputed such a claim, Cross Country advised the Company that it was unwilling to proceed with the Merger unless this dispute was resolved. This contract was terminated for a payment of approximately $260,000. An employment arrangement which the Merger Agreement required be terminated without cost, required the payment of approximately $175,000. In another case, a claim by a supplier of marketing services to the Company that it is entitled under an existing agreement to continuing royalties from the sale of certain products, which rights it was willing to waive for a payment of approximately $700,000, is disputed by the Company. Despite efforts to resolve this matter, the claim remains outstanding.

    Upon quantification of the costs associated with the foregoing obligations, and in light of the Company's ongoing and potential obligation to make payments associated therewith, Cross Country agreed to proceed with the Merger at $2.06 per share. After negotiations with Cross Country and in light of the losses of the Company, the lack of perceived alternatives, and the other factors discussed above, the Company agreed to execute the First Amendment and proceed with the Merger at a reduced price per share of $2.06.

    On May 14, 1996, at a meeting of the Special Committee, Raymond James delivered to the Special Committee its opinion that the consideration of $2.35 per Share to be received by the holders of Shares pursuant to the Original Merger Agreement was fair to the Company's public stockholders from a financial point of view at that time. Based upon the developments discussed above leading to the execution of the First Amendment, on November 6, 1996, Raymond James delivered a verbal opinion to the Special Committee that, based on its analysis to that date, the Merger Consideration ($2.06 per share) is fair to the Company's stockholders from a financial point of view. After discussing Raymond James' opinion, the Special Committee and the Board of Directors, in a joint meeting at which counsel to the Special Committee and a representative of Raymond James participated, determined that the proposed Merger was fair to the stockholders of the Company and approved and adopted the Merger Agreement, subject to a number of conditions including the delivery of Raymond James' written fairness opinion, which was received on November 26, 1996 and recommended to the stockholders that they approve and adopt the Merger Agreement.

    The Company and Cross Country thereafter entered into the First Amendment as of October 31, 1996, reducing the Merger Consideration in the Original Merger Agreement to $2.06. Pursuant to an agreement entered into in connection with the First Amendment, the arrangement with Carl Buccellato was further modified to provide that Mr. Buccellato would waive all rights under his existing employment agreement and agree not to compete for a two year period in exchange for a payment of $200,000 at the closing of the Merger and an additional $600,000 payable in installments of $25,000 per month during the two years following the Merger plus interest on the unpaid balance at 8.25% per annum. The arrangement with Mr. Buccellato under the original Merger Agreement called for a waiver of his rights under his employment agreement (which extended through December 31, 2000 at a base compensation level of $385,000 per year) in exchange for a payment of $800,000 at the time of the Merger and the payment of $200,000 per year under a three-year consulting agreement requiring that his services be available to Cross Country for 1,000 hours per year. The modified arrangement does not call for the provision of consulting services.

    In connection with negotiating the First Amendment, and in order to allow the Merger to proceed, the Company attempted to obtain from ANIC an extension of its October 31, 1996 deadline for foregoing action to collect on the Judgment. When ANIC refused to grant such an extension, The Cross Country Group, L.L.C., an affiliate of Cross Country, purchased the rights of ANIC under the Judgment, making The Cross Country Group, L.L.C. the holder of the Judgment. The balance of the Judgment had been reduced by a payment by the Company on September 4, 1996 of $1,401,485.20, representing the proceeds of a federal income tax refund received by the Company. The Company and HMS then entered into an agreement with The Cross County Group, L.L.C. which extended the period during which Cross Country would agree to take no action with respect to the Judgment until January 31, 1997 (the "Settlement Agreement") (this date has been extended until the earlier of: (i) July 1, 1997 or (ii) termination of the Merger Agreement as part of the Second Amendment). In consideration of The Cross





                                       11





Country Group, L.L.C.'s agreeing to extend the date for enforcement of the Judgment, the Company guaranteed the payment of the Judgment and pledged the shares of HMS and another Company subsidiary as collateral. In addition, the two subsidiaries granted security interests in their assets to secure the obligation to repay the Judgment. As a result of such arrangements, the Company is now responsible for the Judgment which was previously only against one of its subsidiaries and has further pledged assets upon which The Cross Country Group L.L.C. could foreclose to satisfy its claim in the event that the Merger is not completed or the Judgment is not paid prior to July 1, 1997. The Special Committee noted that such arrangement provided the holder of the Judgment with possibly greater legal rights. However, in light of the fact that ANIC would not agree to extend its October 31, 1996 deadline for foregoing action to collect on the Judgment, the Special Committee and the Board believed that the failure to agree to this arrangement, pursuant to which The Cross Country Group, L.L.C. purchased the Judgment and entered into the Settlement Agreement, could have resulted in the bankruptcy of the Company as it was without resources to pay the outstanding balance of the Judgment.

    In connection with the First Amendment and the Settlement Agreement, the Company also amended its existing Shareholder Rights Plan (the "Rights Plan") to permit Cross Country and its affiliates to purchase an unlimited number of Shares of Common Stock in unsolicited privately negotiated transactions without causing the rights to separate or become exercisable. Such amendment was not effective until three days after announcement of the signing of the Amendment and was only to be effective so long as no other offers were received to purchase the Company during that three-day period. The three-day period expired without receipt of any such offers.

    Such amendment permits Cross Country to acquire additional Shares prior to the Merger making it less likely that an alternative bidder for the Company will emerge. Although the Special Committee and the Board of Directors viewed this as a negative factor, in light of the absence of any other bidders since May 1996 and the inability of the Company to satisfy the Judgment without the large investment by Cross Country, the amendment to the Rights Plan was deemed acceptable.

    On December 20, 1996, Parent acquired 120,000 shares of Common Stock at $1.73 per share in a single, unsolicited privately negotiated transaction, bringing the total ownership by affiliates of Cross Country to 611,500 shares. On May 6, 1997, Parent acquired an additional 1,027,000 shares at $2.03 per share in a single, unsolicited privately negotiated transaction, bringing the total ownership by affiliates of Cross Country to 1,638,500 shares. In connection with the foregoing purchases, Cross Country has represented to the Company that neither it nor its affiliates will seek to change the Company's management or Board of Directors, or otherwise exercise control of the Company prior to consummation of the Merger. Cross Country has further agreed that in the event it or any of its affiliates proposes a modification of any of the terms of the Merger Agreement, such proposed changes may require additional disclosure and result in obligations to make certain filings with the Securities and Exchange Commission.

    The Second Amendment

    When it became apparent that the Merger would not be completed prior to the January 31, 1997 deadline established by the First Amendment, the Company and Cross Country entered into the Second Amendment. The Second Amendment was signed on February 3, 1997, effective January 31, 1997. The Second Amendment extended the time period for consummation of the Merger and the time for satisfaction of the Judgment referred to above. This date has been extended until the earlier of: (i) July 1, 1997 or (ii) termination of the Merger Agreement for any reason. If the Merger is not consummated by July 1, 1997 or the Merger Agreement is terminated, The Cross Country Group, L.L.C. is entitled to seek enforcement of the entire outstanding amount of the Judgment.

    The Third Amendment

    On June 9, 1997, ten days prior the Special Meeting at which Stockholders were to ratify the Merger, the Company notified Cross Country that it had received Notices of Proposed Adjustments from the Internal Revenue Service concerning the Tax Claims. The Tax Claims could result in the Company being liable for approximately $6.5 million of tax, plus approximately $2.0 million in interest. Although not assessed to date, the IRS could also impose penalties.

    On June 13, 1997, Cross Country, on behalf of itself and its affiliates, notified the Company that the Tax Claims constituted a "Company Material Adverse Effect" under the Merger Agreement, and gave the Company formal notice of its election not to proceed with the Merger without modification to address the Tax Claims.




                                       12





    On June 16, 1997, representatives of Cross Country and their counsel met with Company counsel and Gary Lipson, a member of the Company's Board of Directors and the Chairman of the Special Committee. At that meeting, Cross Country proposed a third amendment to the Merger Agreement that would have made adjustments in the $2.06 per Share to be paid in the Merger to reflect the potential liability associated with the Tax Claims.

    In anticipation of the Company more fully evaluating the Tax Claims liability, Cross Country and the Company agreed to execute the Third Amendment, which extended the Merger Agreement from June 30, 1997 to July 31, 1997, but did not address any modification to the $2.06 per share to be paid under the Merger Agreement.

    The Fourth Amendment

    Cross Country and the Company again commenced discussions in the middle of July, 1997. On July 30, 1997, Cross Country proposed a fourth amendment to the Merger Agreement under which Parent, or one of its affiliates, would commence a tender offer for all outstanding Shares at a price of $2.06 per Share, of which $.50 per Share would be paid in cash and $1.56 of which would be held in an escrow account pending resolution of the Tax Claims liability.

    Under such proposal, approximately $6 million would have been held in escrow pending any settlement of the Tax Claims liability with the IRS. Upon any favorable resolution of the Tax Claims that resulted in the potential liability payable out of escrow being less than $6 million, the balance of the escrow amount would have been paid to Company Stockholders.

    On July 31, 1997, the Company advised Cross Country that it could not complete review of the documentation necessary for execution of the proposed fourth amendment because the Board of Directors first required resolution of the terms of the escrow arrangement, including control over any settlement of the Tax Claims with the IRS. On July 31, 1997, the Company and Cross Country agreed to extend the Third Amendment to August 6, 1997.

    On the morning of August 7, 1997, the Company notified Cross Country that there were a number of unresolved issues associated with the proposed fourth amendment, and that it had received two inquiries with respect to the acquisition of the Company. Based upon the foregoing, the Company requested another extension to September 2, 1997.

    On August 8, 1997, Cross Country responded by proposing another extension to August 15, 1997. In addition, Cross Country offered to negotiate an all cash offer in lieu of the proposed escrow arrangement.

    The Company rejected the additional extension and began discussions with other potential bidders including HomeShield, and on August 11, 1997 Cross Country formally demanded that the Company call a Special Meeting in lieu of Annual Meeting, and gave the Company notice of its intention to nominate persons for positions on the Board of Directors, and to remove the incumbent members of the Board of Directors.

    On August 13, 1997, Parent requested that the Company hold an Annual Meeting on September 30, 1997, and gave the Company notice of its intention to nominate
(i) one candidate to replace the single director whose term expired in 1996, and
(ii) two candidates to replace the two directors whose terms expire in 1997. Parent also gave the Company notice of its intention to present a proposal at the Annual Meeting calling for the removal of the remaining incumbent directors without cause.

    On August 14, 1997, Parent requested a meeting with the professionals handling the Tax Claims for the Company in order to permit Parent to assess the likely impact of the Tax Claims on the Company and formulate an all-cash offer.

    On August 15, 1997, the Company responded to Parent's request advising that it would arrange such a meeting, provided Parent agreed to (i) execute a confidentiality agreement, (ii) withdraw its demand for a meeting of Stockholders, and (iii) agree to forbear from taking any action with respect to the Judgment.

    On August 18, 1997, Parent notified the Company that it was unwilling to withdraw its demand for an Annual Meeting, and notified the Company that Parent had commenced litigation in Delaware Chancery Court seeking to compel the Company to hold an Annual Meeting, and a declaration that three out of five members of the Company's Board of Directors were to stand for re-election at such meeting. Parent further notified the Company, that in the interest of reestablishing cooperation, it would be willing to forbear from taking any action with respect to the Judgment until 5:00 P.M. on September 2, 1997, provided that the Company: (i) agreed that it would not, prior to that time, enter into any letter of intent or binding agreement with respect to the sale of any stock or assets of the Company, or any subsidiary thereof; (ii) scheduled by August 19, 1997 an Annual Meeting of Stockholders for September 30, 1997; and
(iii) delivered to Parent for receipt by August 22, 1997 the Stockholders list, and committed to update such information on a weekly basis. Parent also enclosed a demand for inspection of the Company's Stockholder list in accordance with
Section 220 of the DGCL.




                                       13





    On August 21, 1997, the Company notified Parent that the Company's Board of Directors had held a meeting earlier that day and (i) established November 14, 1997 as the date for the Company's next Annual Meeting of Stockholders, (ii) set September 17, 1997 as the Record Date for the Annual Meeting, and (iii) acknowledged that the business at the Annual Meeting would include the election of directors with respect to the classes whose terms expired in 1996 and would expire in 1997. The Company also agreed to comply with the demand of Parent to inspect and obtain copies of the Company's Stockholder list, and updates thereof. In addition, the Company notified Parent that it had amended its Rights Plan so that any acquisition of shares of the Company by Parent or any of its affiliates after August 22, 1997 would no longer be exempt under the Rights Plan.

    On August 21, 1997, the Company also advised Parent that at least three members of the Company's Board of Directors had agreed to support a tender offer by Purchaser for all outstanding Shares at $.55 in cash and the contingent right to receive $1.51 from the Escrow Account.

    On August 28, 1997, the Company advised Parent that earlier that day, the Company's Board of Directors met and took the following actions: (i) elected Howard L. Wolk to the Company's Board of Directors, (ii) elected Richard Knox as Executive Vice-President and Chief Operating Officer of the Company; (iii) elected Alan Pyles as the Company's Vice-President of Real Estate Operations; and (iv) called the next meeting of the Board of Directors for Tuesday, September 9, 1997.

    In addition to the foregoing, the Company and Parent agreed, effective August 28, 1997, as follows: (a) Howard L. Wolk will resign from the Company's Board if, and when, either (i) The Cross Country Group, LLC or any affiliate executes on the Judgment, or (ii) Parent, or one of its affiliates does not commence a tender offer (negotiated or otherwise) for the outstanding shares of the Company by September 17, 1997; (b) until 5:00 P.M. on Wednesday, September 17, 1997, neither the Company, nor any Company subsidiary, officer, director or employee of (or any investment banker, attorney, accountant or other representative retained by) the Company or any Company subsidiary shall, directly or indirectly, solicit, initiate, encourage or respond to any inquiries or proposals by, or engage in any discussions or negotiations with, or provide information to, or enter into any agreement with, any corporation, partnership, person or other entity or group which it is reasonably expected may lead to, or which relates to, any takeover transaction, and any such discussions or negotiations shall be terminated immediately; (c) until 5:00 P.M. on Wednesday, September 17, 1997, CCG and its affiliates will forbear from exercising its rights under the Judgment; and (d) the Company will cause its transfer agent to provide Cross Country with a copy of a list of its Stockholders as of August 18, 1997 and as of August 28, 1997.

    At its September 9, 1997 special meeting, the Company's Board of Directors discussed the proposed final terms of the Fourth Amendment and considered a new proposed bid to purchase the Company submitted by HomeShield in the evening of September 8, 1997. Although such bid on its face was for an amount in excess of the amount being offered by the Purchaser, the Board considered that specific terms had not been provided, modifications to contracts with third parties would be required and a ten business day diligence period was being demanded in the letter. The bid was also subject to the approval of the Board of Directors of HomeShield. In addition, the Board was mindful that Cross Country had the ability to exercise its rights under the Judgment, which the Company was unable to pay and which could cause the Company to enter into bankruptcy. In light of the uncertainty of HomeShield's proposed offer and the adverse effects that a delay in securing the sale of the Company would have on the Company, its stockholders and its creditors, the Company's Board of Directors rejected the offer proposed by HomeShield. After concluding its review of the Fourth Amendment, and upon receipt from Raymond James of its opinion, which was conditioned upon Raymond James' review of the final Merger Agreement documents, that the Merger Agreement, the Offer and the Merger were fair to the Stockholders from a financial point of view, the Company's Board of Directors approved the Fourth Amendment. The Company and the Purchaser executed the Fourth Amendment on September 9, 1997.

    On September 11, 1996, the Company's Board of Directors received a second letter from HomeShield that proposed to reduce the above-mentioned diligence period from ten to five days and waive its contract modification requirement with respect to a single third party. Notwithstanding the modified proposals contained in such letter, the Company's Board of Directors rejected HomeShield's bid for the reasons specified above at its meeting on September 16, 1997.

    At its meeting on September 16, 1997, the Company's Board of Directors also considered a recommendation by Raymond James to amend the escrow agreement (the "Escrow Agreement") entered into between the Company and Purchaser to remove the limit on the time period during which the Stockholders could receive any amounts held in escrow by the Purchaser. After a discussion with Cross Country, the Escrow Agreement was amended as proposed. Subsequent to the amendment to the Escrow Agreement and during the meeting, Raymond James delivered its final opinion stating that the Merger Agreement, the Offer and the Merger were fair to the Stockholders from a financial point of view.




                                       14






    Composition of the Special Committee

    The Special Committee was composed of all directors of the Company with the exception of Carl Buccellato, the President and Chief Executive Officer of the Company. Mr. Buccellato was not included in the membership of the Special Committee, based upon the belief of the Board of Directors that the possibility of employment of Mr. Buccellato by an acquirer of the Company might impair his independence. Although the Merger Agreement provides that Mr. Lipson will receive $100,000 for cancellation of certain agreements between Mr. Lipson and the Company, the Board of Directors concluded that this payment did not raise a potential conflict of interest as the payments to be received are in cancellation of existing rights. It is not anticipated that Mr. Lipson will perform services for the Company after the Merger.

    The Special Committee also includes members who are Affiliates with franchise agreements containing terms similar to the agreements between the Company and non-director Affiliates. All of the proposals received by the Company involved the potential of modifying the relationship between the Company and its franchisees. While the interests of the members of the Special Committee who are franchisees are potentially different than that of stockholders who are not franchisees, the Board of Directors concluded that because these directors had substantially the same rights under their franchise agreements as all other Affiliates, and therefore the same interests as other Affiliates in the consummation of the Merger, they would not have a conflict of interest in evaluating the Merger.

 REASONS FOR THE RECOMMENDATION

    The Special Committee of the Company's Board of Directors (the "Special Committee"), in reaching its decision to approve the Merger Agreement, considered the factors set forth below and the Board of Directors adopted the analysis of the Special Committee. Although all of these items, except as indicated, were considered as positive factors in concluding to recommend that the stockholders approve and adopt the Merger Agreement, the Special Committee and the Board assigned particular weight to items (i) - (viii). Of these items, the Special Committee and the Board of Directors concluded that (i), (ii) and
(iii) were of the most importance as they lead to the conclusion that the failure to consummate the Offer and the Merger would result in little opportunity for the Company to generate profits for stockholders. Items (iv) through (viii) were also considered to be significantly relevant because they lead to the conclusion that the Offer Consideration to be received by the Company's public stockholders is fair and reasonable. The remainder of the items (viii - xiv) were given lesser weight and are listed in the order of the weight assigned to them.

       (i) The losses incurred by the Company in recent years.

       (ii) The effect of the Judgment and its settlement on the Company and its stockholders. The factors considered in this regard, which the Board of Directors and Special Committee believed supported their decision to enter into the First Amendment, included the following:

           (a) the ability of the holder of the Judgment to seize assets of HMS (a significant source of revenues to the Company), as part of its rights as a judgment creditor and the resulting disruption to the business and affairs of the Company in the absence of a settlement;

           (b) the ability of the holder of the Judgment to pursue remedies against the Company and its subsidiaries in an effort to collect on the Judgment in the absence of a settlement;

           (c) extension of the period during which CCG would agree to refrain from taking action against the Company under the Settlement Agreement;

           (d) the fact that the Company has expended approximately $1.6 million to date in litigation expenses relating to the Judgment and had earlier waived its rights to appeal the Judgment.

       (iii) The performance of the Company on a historical basis and the prospects and risks facing the Company going forward as a public corporation in light of the Judgment and the potential liabilities asserted under the Tax Claims.

       (iv) The fact that Purchaser is willing to provide a minimum cash payment to the Stockholders despite the fact that the potential liability of the Company to the IRS as a result of the Tax Claims (although disputed by the Company) could exceed the amount of the Company's stockholder's equity.




                                       15





       (v) The opinion of Raymond James regarding the fairness, from a financial point of view, of the Offer Consideration to the public stockholders of the Company and the written report and oral presentations regarding such report by Raymond James to the Special Committee and the Board of Directors. See "Annex A -- Opinion of Raymond James & Associates, Inc." Based on Raymond James' expertise and experience in the evaluation of businesses in connection with transactions similar to the Offer and the Merger and Raymond James' explanations of its methodology and analyses, the Special Committee and the Board of Directors believed that Raymond James' opinion as to the fairness of the Offer Consideration to be received by the public stockholders was well supported and sound and adopted their analysis.

       (vi) A review of the possible alternatives to the Offer and the Merger (including the possibility of continuing to operate the Company as a public company); the range of possible benefits and risks to the Company's Stockholders of such alternatives and the timing and likelihood of actually accomplishing any such alternatives.

       (vii) The significant premium by which the Offer Consideration exceeds the last closing sales price of the Shares on the day prior to commencement of the Offer, and the overall valuation of the Company in light of the Judgment and the Tax Claims.

       (viii) The length of the period of the sale process, the number of potential purchasers contacted and the belief of the Board of Directors that all viable alternatives had been investigated in pursuing the maximization of stockholder value.

       (ix) The fact that the transactions contemplated by the Merger Agreement are not conditioned upon the receipt of financing. The Board of Directors and the Special Committee favorably assessed the Purchaser's ability to cause the Offer and the Merger to be consummated given the nature and sources of funds available to the Purchaser and its affiliates.

       (x) The fact that the Parent and the Purchaser have obtained the regulatory approvals necessary to consummate the Offer and Merger.

       (xi) The establishment of the Special Committee to make an independent determination as to the fairness of the Offer and the Merger supported the Board of Directors' and the Special Committee's determination of fairness.

       (xii) The adequacy of the information regarding the Company which the Special Committee and its financial and legal advisors had been provided. The members of the Board of Directors and the Special Committee have knowledge of and a familiarity with the business, financial condition, results of operations and prospects of the Company, as well as the industry, the risks associated with achieving the Company's projected operating results, and the impact on the Company of general economic and market conditions. Based on such knowledge and general knowledge about stock market values, the members of the Board of Directors and the Special Committee believed that the projections considered by Raymond James were reasonable and supported the Board of Directors' and the Special Committee's fairness determination.

       (xiii) The opportunity stockholders have to demand appraisal of their Shares in the Merger in accordance with Delaware law. While the Special Committee and Board of Directors believe the Offer and the Merger are fair to the Company's public stockholders, the availability of dissenters' rights for stockholders who may disagree with this belief was viewed as positive and supported the decision of the Special Committee and the Board of Directors to recommend approval of the Merger Agreement.

       (xiv) The stockholders of the Company would lose the opportunity to participate in the future operations of the Company which could have a negative impact on the stockholders if such operations were profitable. However, based on the alternatives available to the Company, the Board of Directors and the Special Committee viewed continued operations as an independent entity to represent little opportunity for profit to the stockholders, particularly in light of the Judgment.

ITEM 5. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

    The Company retained Raymond James to act as its financial advisor and exclusive agent in connection with identifying and seeking out "Prospective Purchasers" who would be interested in entering into a "Transaction" with the Company. Pursuant to a letter agreement, dated January 28, 1995, between the Company and Raymond James, the Company has agreed to pay Raymond James a fee of approximately $100,000 if the Offer and Merger





                                       16





are consummated. In addition, the Company has agreed to pay Raymond James a fee of $50,000 upon delivery of its Fairness Opinion. The Company has also agreed to reimburse Raymond James for its reasonable out-of-pocket expenses incurred in connection with the engagement, including fees and disbursements of its legal counsel, whether or not the Offer or Merger is consummated. The Company has also agreed to indemnify Raymond James and its directors, offices, agents, employees and controlling persons for certain costs, expenses and liabilities to which it may be subjected arising out of or related to its engagement.

    Except as set forth above, neither the Company nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the stockholders of the Company on its behalf with respect to the Offer.

ITEM 6. RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

    (a) During the past sixty (60) days, no transactions in the Shares have been effected by the Company or, to the best of the Company's knowledge, by any executive officer, director, affiliate, or subsidiary of the Company.

    (b)  All  of  the  Company's   stockholders   (see  Item  3,  "Identity  and
Background," above) and all of the Company's other executive officers and directors who own Shares of Common Stock currently intend to tender all of their Shares pursuant to the Offer.

ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY.

    (a) Except as set forth herein, no negotiation is being undertaken or is underway by the Company in response to the Offer which relates to or would result in (i) an extraordinary transaction, such as a merger or reorganization, involving the Company or any subsidiary thereof; (ii) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary thereof; (iii) a tender offer for or other acquisition of securities by or of the Company; or (iv) any material change in the present capitalization or dividend policy of the Company.

    (b) Except as set forth herein, there is no transaction, board resolution, agreement in principle or signed contract in response to the Offer that relate to or would result in one or more of the events referred to in Item 7(a) above.

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED.

    The information contained in the exhibits set forth in Item 9 below is incorporated herein by reference.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

    (a)(1) Offer to Purchase, dated September 19, 1997.

    (a)(2) Letter of Transmittal.

    (a)(3) Notice of Guaranteed Delivery.

    (a)(4) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

    (a)(5) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

    (a)(6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

    (a)(7) Form of Summary Advertisement, dated September 19, 1997.

    (a)(8) Text of Press Release, dated September 17, 1997.

    (b)    None.

    (c)(1) Agreement and Plan of Merger, dated as of May 14, 1996.

    (c)(2) Amendment to Agreement and Plan of Merger, dated as of October 31, 1996.

    (c)(3) Second Amendment to Agreement and Plan of Merger, dated as of January 31, 1997.

    (c)(4) Third Amendment to Agreement and Plan of Merger, dated as of July 1, 1997.

    (c)(5) Extension of Third Amendment to Agreement and Plan of Merger, dated as of July 31, 1997.




                                       17





    (c)(6) Fourth Amendment to Agreement and Plan of Merger, dated as of September 9, 1997.

    (c)(7) Stockholders Agreement, dated as of September 16, 1997.

    (c)(8) Form of Tax Contingency Settlement Agreement.

    (c)(9) Form of Escrow Agreement.

    (c)(10)Agreement for Satisfaction of Judgment, dated as of October
           31, 1996.

    (c)(11)First Amendment to Agreement for Satisfaction of Judgment, dated as of January 31, 1997.

    (c)(12)Second Amendment to Agreement for Satisfaction of Judgment, dated as of July 1, 1997.

    (c)(13)Extension of Second Amendment to Agreement for Satisfaction of Judgment, dated as of July 31, 1997.

    (c)(14)Third Amendment to Agreement for Satisfaction of Judgment, dated as of September 16, 1997.

    (c)(15)Release Agreement, dated as of September 16, 1997.

    (c)(16)Employment Agreement dated December 22, 1995 between the Company and Carl Buccellato.

    (c)(17)Settlement Agreement dated September 16, 1997 between the Company and Carl Buccellato.

    (c)(18)Security Agreement, dated as of October 31, 1996.

    (c)(19)Guaranty and Pledge Agreement, dated as of October 31, 1997.

    (c)(20)Security Agreement, dated as of September 16, 1997.

    (c)(21)Pledge Agreement, dated as of September 16, 1997.

    Exhibit A Opinion of Raymond James & Associates, Inc. dated September
              16, 1997.*

    Exhibit B Letter to Stockholders dated September 19, 1997.**

----------
*  Included as Annex A in copy mailed to Stockholders.
** Included in copy mailed to Stockholders.



                                       18






                                    SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                              HOMEOWNERS GROUP, INC.



                                              By: /s/ C. GREGORY MORRIS
                                                  -----------------------------
                                                     C. GREGORY MORRIS

September 16, 1997




                                       19





                                                                         ANNEX A

                   OPINION OF RAYMOND JAMES & ASSOCIATES, INC.

September 16, 1997

The Board of Directors
Homeowners Group, Inc.
400 Sawgrass Corporate Parkway
Sunrise, FL 33325

Ladies and Gentlemen:

    You have requested our opinion as to the fairness from a financial point of view, to the stockholders of the outstanding common stock (the "Common Stock") of Homeowners Group, Inc. ("Homeowners" or the "Company") of the consideration to be received in connection with the proposed offer (the "Offer") to purchase any and all outstanding shares of Common Stock, including the associated common stock purchase rights, for total consideration of up to $2.06 per share, $.55 of which shall be net to the stockholder in cash, and $1.51 of which shall be held in an escrow account pending resolution of certain tax liabilities that may be assessed against the Company.

    The Offer is being made pursuant to an Agreement and Plan of Merger dated as of May 14, 1996 among the Company and The Cross Country Group, Inc. ("Cross Country") and CHGI Acquisition Corporation ("CHGI"), as amended as of October 31, 1996, January 31, 1997, July 1, 1997 and September 9, 1997 (the "Merger Agreement"). The Merger Agreement provides that, as soon as practicable after the completion of the Offer and satisfaction or waiver, if permissible, of all of the conditions to the Merger (as defined herein), (a) CC Acquisition Corporation ("CC"), a wholly-owned subsidiary of HAC, Inc. ("HAC"), as assignee of the rights and obligations of CHGI under the Merger Agreement shall be merged with and into the Company (the "Merger"), with the Company being the surviving corporation and wholly owned directly by HAC and (b) each of the shares of the Company, outstanding at the effective time of the Merger (other than shares held by CC and its affiliates and Company stockholders who have perfected their statutory appraisal rights under Delaware law), shall be converted into the right to receive the Offer consideration.

    In connection with our review of the proposed Offer and Merger and the preparation of our opinion herein, we have examined (i) the financial terms and conditions of the Merger Agreement; (ii) the audited financial statements of the Company and its affiliates; (iii) certain unaudited financial statements and operating reports of the Company, its subsidiaries and affiliates; (iv) certain internal financial analyses and forecasts for the Company, its subsidiaries and affiliates prepared by management and (v) certain other publicly available information on the Company. We have also held discussions with members of the senior management of the Company, its subsidiaries and affiliates to discuss the foregoing and have considered other matters which we have deemed relevant to our inquiry.

    We have assumed and relied upon the accuracy and completeness of all such information and have not attempted to verify independently any of such information, nor have we made or obtained and independent appraisal of the assets or liabilities (contingent or otherwise) of the Company, its subsidiaries and affiliates. With respect to financial forecasts, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of management, and we have relied upon each party to advise us promptly if any information previously provided became inaccurate or was required to be updated during the period of our review.

    Our opinion is based upon market, economic, financial and other circumstances and conditions existing and disclosed to us as of September 16, 1997 and any change in such circumstances would require a reevaluation of this opinion.

    We express no opinion as to the underlying business decision of Homeowners to effect the Merger, the structure or tax consequences of the Offer and Merger Agreement or the availability or advisability of any alternatives to the Offer and Merger.





                                      A-1





The Board of Directors
Homeowners Group
September 16, 1997
Page 2

    In conducting our investigation and analyses and in arriving at our opinion expressed herein, we have taken into account such accepted financial and investment banking procedures and considerations as we have deemed relevant, including the review of (i) historical and projected revenues, operating earnings, net income and capitalization of the Company, its subsidiaries and affiliates and certain other publicly held companies in businesses we believe to be comparable to Homeowners; (ii) the current financial position and results of operations of the Company, its subsidiaries and affiliates and forecast results of such entities; (iii) the historical market prices and trading activity of the Common Stock of Homeowners; (iv) financial and operating information concerning selected business combinations which we deemed comparable in whole or in part; and (v) the general condition of the securities markets.

    Raymond James & Associates, Inc. is actively engaged in the investment banking business and regularly undertakes the valuation of investment securities in connection with public offerings, private placements, business combinations and similar transactions. For our services including the rendering of this opinion, the Company will pay us a fee upon the issuance of this opinion. In addition, Raymond James will receive a financial advisory fee upon the closing of the Merger and the Company has agreed to indemnify Raymond James against certain liabilities arising out of the rendering of this opinion.

    In the ordinary course of our business, we trade the Common Stock of Homeowners for our own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such security.

    It is understood that this letter is for the information of the Board of Directors of the Company in evaluating the proposed Offer and Merger and is not intended to confer rights or remedies upon Cross Country or the stockholders of Cross Country and does not constitute a recommendation to any stockholders of Homeowners regarding whether said stockholder should tender their Common Stock pursuant to the Offer and/or how said stockholder should vote at any meeting of the stockholders of Homeowners. This opinion is not to be quoted or referred to, in whole or in part, without our written consent.

    Based upon and subject to the foregoing, it is our opinion that, as of September 16, 1997, the consideration to be received by the stockholders of the Company pursuant to the Offer and the Merger Agreement is fair, from a financial point of view, to the holders of the Company's outstanding Common Stock.

Very truly yours,

RAYMOND JAMES & ASSOCIATES, INC.




                                      A-2






                                                                         ANNEX B

             INFORMATION STATEMENT PURSUANT TO SECTION 14(F) OF THE
            SECURITIES EXCHANGE ACT OF 1934 AND RULE 14F-1 THEREUNDER

    This Information Statement is being mailed on or about September 19, 1997, as part of Homeowners Group, Inc.'s (the "Company") Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer (the "Offer") by CC Acquisition Corporation (the "Offeror") (the "Schedule 14D-9") to the holders of record of the Company's common stock, par value $.01 per share (the "Common Stock"). Capitalized terms used and not otherwise defined herein shall have the meaning set forth in the Schedule 14D-9. You are receiving this Information Statement in connection with the possible election of a new slate of directors, other than Mr. Howard Wolk who shall remain a director, to the Company's Board of Directors. The Merger Agreement provides that promptly upon consummation of the Offer, each member of the Board of Directors of the Company (other than those members affiliated with the Offeror or HAC, Inc., the sole shareholder of the Offeror (the "Parent")) shall resign and be replaced by Parent's designees.

    You are urged to read this Information Statement carefully. You are not, however, required to take any action.

    The Offer is scheduled to expire at 12:00 midnight, Eastern Standard Time, on October 17, 1997, at which time, if all conditions to the Offer have been satisfied or waived, the Purchaser has informed the Company that it intends to purchase all of the shares of Common Stock validly tendered pursuant to the Offer and not properly withdrawn.

    The information contained in this Information Statement concerning the Purchaser has been furnished to the Company by the Purchaser and the Company assumes no responsibility for the accuracy, completeness or fairness of any such information.

    At the close of business on September 9, 1997, there were 5,558,350 shares of Common Stock issued and outstanding, which is the only class of securities outstanding having the right to vote for the election of directors of the Company, each of which entitles its record holder to one vote.

OFFEROR DESIGNEES

    The Purchaser has informed the Company that it currently intends to choose the designees (the "Offeror Designees") it has the right to designate to the Board pursuant to the Merger Agreement from the individuals listed in Schedule I of the Offer, a copy of which is being mailed to Company stockholders. The information with respect to such directors and executive officers in Schedule I is hereby incorporated herein by reference in its entirety. As of September 9, 1997, the ages of each of such officers are as follows: Sidney Wolk -- 62; Howard Wolk -- 33; Jeffrey C. Wolk -- 31; Nathan Wolk -- 67; and Tom Graham -- 49.

    It is expected that the Offeror Designees may assume their positions as directors at any time following the purchase by the Purchaser of shares of Common Stock pursuant to the Offer, which purchase cannot be earlier than October 17, 1997, and that upon such position, the Offeror Designees will thereafter constitute the Board.

    Howard Wolk is the only affiliate of the Purchaser or the Parent that is a director of, or holds any position with, the Company. Howard Wolk does not directly own any shares of Common Stock, but through his relationship with Parent may be deemed to indirectly beneficially own 1,638,500 shares of Common Stock held by Parent. Jeffrey C. Wolk, an executive officer and director of Parent, and an "Offeror Designee", directly owns 3,000 shares of Common Stock. The Company has been advised that, to the best knowledge of the Purchaser and Parent, none of the other Purchaser's or Parent's directors or executive officers beneficially owns any equity securities, or rights to acquire any equity securities, of the Company and none has been involved in any transactions with the Company or any of its directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the Securities and Exchange Commission.





                                      B-1





         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

    The following table sets forth information concerning beneficial ownership, as of September 9, 1997, by persons known to the Company (based upon filings on Schedules 13D and 13G filed pursuant to the Exchange Act) to own five percent or more of the Company's outstanding voting securities. The table also shows information concerning beneficial ownership by all directors, by each of the Company's Named Executive Officers (as such term is defined in the Exchange Act) and by all directors and executive officers as a group. The number of shares of Common Stock beneficially owned by each director or executive officer is determined under rules of the Commission, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares of Common Stock as to which the individual has the right to acquire within 60 days of September 9, 1997, through the exercise of any stock option or other right. Unless otherwise indicated, each person has sole investment and voting power (or shares such powers with his or her spouse), with respect to the shares of Common Stock set forth in the following table.

                                                         BENEFICIAL OWNERSHIP
                                                         --------------------
                                                      SHARES OF
  NAME AND ADDRESS OF BENEFICIAL OWNER(1)           COMMON STOCK         PERCENT
  ---------------------------------------           ------------         -------
Carl Buccellato                                         523,453(2)         8.8%

Diane M. Gruber                                          27,550(3)         0.5%

Gary D. Lipson                                           45,000(4)         0.8%

Michael A. Nocero, Jr. M.D                              140,000(5)         2.5%

Melvin Stewart                                          307,875(6)         5.2%

C. Gregory Morris                                        60,000(7)         1.0%

Howard L. Wolk                                                0(8)         --

Sandra Stewart Bernstein                                406,862(9)         7.3%
 2810 North 46th Avenue
 Hollywood, FL 33021

Dimensional Fund Advisors, Inc.                         293,500(10)        4.9%
 1299 Ocean Avenue
 Santa Monica, CA 90401

HAC, Inc.                                             1,638,500(11)       29.5%
 4040 Mystic Valley Parkway
 Boston, MA 02155

All Directors and Executive Officers as a Group
(7 persons)                                           1,103,878           18.6%


 (1) The address of all executive officers and directors is 400 Sawgrass Corporate Parkway, Sunrise, FL 33325.

 (2) Includes 14,397 shares of Common Stock held by Carl Buccellato as Trustee of the Renee Buccellato Trust, the Lori Ann Buccellato Trust and the Matthew Buccellato Trust. Includes presently exercisable options to purchase 260,000 shares of Common Stock.

 (3) Includes presently exercisable options to purchase 17,500 shares of Common Stock. The total does not include 1,000 shares owned by Gayle N. Gruber, Ms. Gruber's daughter, as to which beneficial ownership is disclaimed by Ms. Gruber.

 (4) Includes presently exercisable options to purchase 25,000 shares of Common Stock.

 (5) Includes 78,500 shares of Common Stock owned under a retirement plan for the benefit of Michael A. Nocero, Jr. M.D. and indirect ownership of 33,000 shares owned by his daughters. Includes presently exercisable options to purchase 25,000 shares of Common Stock.

 (6) Includes presently exercisable options to purchase 2,500 shares of Common Stock and 243,701 shares of Common Stock held by Melvin Stewart as Trustee of the Melvin Stewart Trust. Also includes 15,788 shares of Common Stock held by Mitchell Stewart as Trustee of the Bari Udell Trust, as to which trust Melvin Stewart has the power to direct the voting and investment of such shares as trust advisor and as to which beneficial ownership is disclaimed by Mr. Stewart.

 (7) Consists of presently exercisable options to purchase 60,000 shares of Common Stock.

 (8) Howard L. Wolk does not have sole voting and dispositive power over any shares of the Company, but, as a result of being an officer and director of HAC, Inc., Mr. Wolk may be deemed to have indirect beneficial ownership of the 1,638,500 shares of Common Stock held by HAC, Inc.

 (9) Ownership shares and percentages based upon the Schedules 13G as provided to the Company.

 (10)Ownership shares and percentages based on Schedules 13D filed April 11, 1996, as amended, as provided to the Company.

 (11)Includes (i) an aggregate of 285,000 shares of Common Stock which the officers and directors have the right to acquire through the exercise of presently exercisable options and (ii) an additional 50,000 shares of Common Stock which the officers and directors will have the right to acquire though the exercise of options that will become exercisable contemporaneously with the consummation of the Merger.




                                      B-2





               DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

    The names, ages and positions of all directors and executive officers of the Company as of September 9, 1997 are listed below, followed by a brief account of their business experience during the past five years. Directors are elected at the Company's Annual Meeting of Stockholders and serve three years or until their successors are elected and qualified. All of the Company's six directors listed below are currently serving three year terms. There are no family relationships among directors or executive officers of the Company. All non-employee directors are currently compensated at the rate of $3,500 for each Board meeting attended. The Board met four times in 1996 and all Directors in office at the time of such meetings attended all of the meetings. The directors of the Company are as follows:


                                                                               DIRECTOR
                  NAME                      AGE            POSITION             SINCE
                  ----                      ---            --------             -----
                DIRECTORS WHOSE TERM EXPIRES AT THE NEXT ANNUAL MEETING
Gary D. Lipson                               44   Director                        1991
Howard Wolk                                  33   Director                        1997

                          DIRECTORS WHOSE TERM EXPIRES IN 1997
Carl Buccellato                              54   Chairman, President, Chief      1988
                                                  Executive, Officer and
                                                  Director
Michael A. Nocero, Jr., M.D.                 56   Director                        1988

                          DIRECTOR WHOSE TERM EXPIRES IN 1998
Diane M. Gruber                              56   Director                        1993
Melvin Stewart                               55   Director                        1988


 DIRECTORS

    Mr. Lipson has been an attorney in the South Florida area for more than 20 years.

    Mr. Buccellato has been President and Chief Executive Officer of the Company since May, 1992 and Chairman of the Company since September, 1994. Prior to May, 1992, he served as Chief Operating Officer. Mr. Buccellato currently serves as President and Chief Executive Officer of Homeowners Marketing Services, Inc. ("HSM"), a wholly owned subsidiary of the Company. Mr. Buccellato holds various executive positions in other subsidiaries of the Company and was Secretary of the Company until January, 1993.

    Dr. Nocero is a practicing cardiologist with the Central Florida Cardiology Group in Orlando, Florida and is a Diplomate of the American Board of Internal Medicine and Cardiovascular Diseases. Dr. Nocero is on the Board of Trustees of The American College of Cardiology and formerly served as the Chairman of the Board of the American College of Cardiology.

    Ms. Gruber has been in the real estate and insurance industries for more than thirty years. She is a licensed life, health and property and casualty insurance broker. Ms. Gruber, along with her spouse, owns 100% of the stock of the firm that is the Company's franchisee for Rhode Island and Connecticut, and 50% of the stock of the firm that is the Company's franchisee for Maine, Vermont, New Hampshire and Massachusetts. She is Executive Vice President of the Company's franchisee for New Jersey/New York.

    Mr. Stewart served as the Chairman of the Company from June 1988 to September 1994. Mr. Stewart served as President and Chief Executive Officer from incorporation until May 1992. He has served as a Director of HMS since its formation in 1980. The Company was organized to become the holding company for HMS and its subsidiaries in 1988. Mr. Stewart has also held various executive positions in HMS and other subsidiaries of the Company.




                                      B-3





    Mr. Wolk has served as Vice President of The Cross Country Group, Inc. since 1993. From 1992 to 1993, Mr. Wolk was a member of the National Performance Review and Associate Counsel, White House Office of Personnel.

 EXECUTIVE OFFICERS

    C. Gregory Morris, 42, has been the Vice President, Treasurer and Chief Financial Officer of the Company since October, 1992. Prior to that he was Vice President of Finance and Administration of Arby's, Inc.

COMPLIANCE WITH SECTION 16(A) OF THE SECURITIES EXCHANGE ACT OF 1934

    Section 16(a) of the Securities Exchange Act of 1934 requires the Company's directors and officers and any persons who own more than ten percent of a registered class of the Company's equity securities, to file with the Securities and Exchange commission initial reports of ownership and reports of changes in ownership of Common Stock and other equity securities of the Company. Officers, directors and greater than ten percent shareholders are required by SEC regulation to furnish the Company with copies of all forms they file pursuant to
Section 16(a). To the Company's knowledge, based solely on review of the copies of such reports furnished to the Company and written representations that no other reports were required during the year ended December 31, 1996, the Company's officers, directors and greater than ten percent beneficial owners were in compliance with all Section 16(a) filing requirements.

COMMITTEES

    The Company has a Stock Option and Compensation Committee, an Audit and Investment Committee, a Nominating Committee and an Executive Committee. The Stock Option and Compensation Committee is comprised of Messrs. Stewart and Lipson, Ms. Gruber and Dr. Nocero; the Audit and Investment Committee is comprised of Dr. Nocero and Mr. Stewart; the Nominating Committee is comprised of Dr. Nocero, Mr. Lipson and Ms. Gruber, and the Executive Committee is comprised of Messrs. Buccellato and Lipson and Ms. Gruber. In 1996, the
Executive Committee met four times. The other committees did not meet. All Directors in office at the time of such meetings attended their respective committee meetings. Non-employee directors are compensated at the rate of $500 for each committee meeting attended and are entitled to reimbursement for travel expenses incurred in connection with attending meetings. However, Mr. Lipson, the non-employee director on the Executive Committee, was paid $3,500 for each of the four Executive Committee meetings he attended.

    The function of the Audit and Investment Committee is to review the investment strategy and performance of the investment portfolio, to recommend the firm to be appointed as independent certified public accountants to audit the Company's financial statements, to review the scope and results of the audit with the independent certified public accountants, to receive reports from the independent auditors and to review the adequacy of the internal controls and accounting procedures of the Company.

    The function of the Stock Option and Compensation Committee is to administer the stock option plans (including making awards and determining the terms and conditions upon which they are granted) and to review and establish the compensation of the executive officers.

    The function of the Nominating Committee is to assist management with respect to matters of succession, to review the qualifications of candidates for the position of Director and to recommend candidates to the Board as nominees for election at the Annual Meeting of Stockholders or to fill such Board vacancies as may occur during the year. The Nominating Committee will consider nominees recommended by security holders. Recommendations may be forwarded to the Nominating Committee at the Company.

    The function of the Executive Committee is to review Company activity and make recommendations to the full Board of Directors.

    In January 1995, in response to several inquiries from unaffiliated third parties relating to various proposed transactions with the Company, including the purchase of all of the outstanding shares of the Company, the Board formed a Special Committee to evaluate the alternatives available to the Company. Mr. Lipson is Chair of the Special Committee on which Ms. Gruber, Dr. Nocero and Mr. Stewart also serve. The Special Committee met ten times in 1996.




                                      B-4






                             EXECUTIVE COMPENSATION

    The following table discloses compensation received by the Company's Chief Executive Officer and the only other executive officer receiving in excess of $100,000 per year (the "Named Executive Officers") for the three fiscal years ended December 31, 1996.

                        SUMMARY COMPENSATION TABLE

                                                  ANNUAL COMPENSATION    LONG-TERM COMPENSATION
                                                  -------------------    ----------------------
                                                                           STOCK    ALL OTHER
                                                                          OPTION  COMPENSATION
             NAME/TITLE                YEAR    SALARY    BONUS   OTHER(1) GRANTS       (2)
             ----------                ----    ------    -----   ---------------       ---
Carl Buccellato,                       1996   $407,740     0     $16,576        0    $2,850
 Chairman, President,                  1995    368,359     0      14,523  360,000     2,772
 Chief Executive Officer               1994    368,359     0      30,319        0     2,772
 and Director

C. Gregory Morris,                     1996   $148,750     0     $13,239        0    $2,850
 Vice President, Treasurer and         1995    150,000     0      11,052        0     2,250
 Chief Financial Officer               1994    152,104     0       6,595        0     2,772


(1) Totals in this column reflect the aggregate value of perquisites, including personal use of Company automobiles, outside financial counseling, executive health benefits, relocation expenses and payments made on life insurance policies for their benefit. During 1996, Mr. Buccellato received health benefits of $6,069, financial counseling of $5,500 and life insurance payments of $5,007; and Mr. Morris received $4,239 of health benefit payments and $9,000 auto allowance.

(2) These  amounts  represent  the  Company's  matching   contributions  to  the
    Company's 401(k) plan.

EMPLOYMENT AGREEMENTS

    Contemporaneously with the consummation of the Offer, and in accordance with the terms of the Merger Agreement, the Company will terminate the employment agreement between the Company and Carl Buccellato dated as of December 22, 1995, and Mr. Buccellato will resign as Chairman of the Board of Directors of the Company, as director and as an officer and employee of the Company and its subsidiaries. Under the terms of the Employment Agreement, Mr. Buccellato was entitled to a base salary of $407,610, subject to an annual cost of living increase based on the Consumer Price Index and a performance bonus as determined by the Board of Directors. Mr. Buccellato's Employment Agreement provided that, in the event of termination of employment due to a change in control of the Company, he would be entitled to a lump sum distribution of compensation in an amount equal to 2.99 times the sum of the annual base salary currently provided for in the Employment Agreement. In consideration for terminating his employment agreement, the Company will enter into a settlement agreement with Mr.
Buccellato pursuant to which the Company paid to Mr. Buccellato a lump sum payment of $600,000 in cash.

OPTIONS GRANTED DURING 1996

    No options were granted to the named executive officers in 1996.

             AGGREGATED OPTION/SAR EXERCISES IN LAST FISCAL YEAR AND
                        FISCAL YEAR-END OPTION/SAR VALUES

    The following table sets forth certain information concerning exercises of stock options by the Named Executive Officers during the 1996 fiscal year and the fiscal year-end value of the unexercised stock options held by the Named Executive Officers.




                                                                                           VALUE OF UNEXERCISED
                                                                                          IN-THE-MONEY OPTIONS AT
                                SHARES OF                    NUMBER OF SECURITIES          1996 FISCAL YEAR-END
                                 COMMON                     UNDERLYING UNEXERCISED            EXERCISABLE(E)
                                 STOCK                  OPTIONS AT 1996 FISCAL YEAR-END     UNEXERCISABLE(U)(1)
                              ACQUIRED ON     VALUE     -------------------------------     -------------------
            NAME                EXERCISE     REALIZED    EXERCISABLE     UNEXERCISABLE    EXERCISED   UNEXERCISED
            ----                --------     --------    -----------     -------------    ---------   -----------
Carl Buccellato                   -0-          -0-         260,000            -0-            -0-         -0-
C. Gregory Morris                 -0-          -0-          60,000            -0-            -0-         -0-

--------------
(1) The market value of the shares of Common Stock underlying the options held by the Named Executive Officers was less than the exercise price of the options at December 31,1996.




                                      B-5






COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

    The following directors serve on the Stock Option and Compensation Committee ("Compensation Committee") of the Company's Board of Directors: Gary D. Lipson (Chairman), Diane M. Gruber and Michael A. Nocero, Jr., M.D.

    Subsequent to the 1994 termination by mutual agreement of Mr. Stewart's prior employment contract with the Company, Mr. Stewart provided consulting services upon the request of the Company through November 30, 1996, for a consulting fee of $15,922 per month. Mr. Stewart also received medical benefits as previously provided under his employment contract. He further agreed not to compete with the Company through January 1998 and relinquished all stock options granted to him during his employment with the Company.

    Homeowners Marketing Services International, Inc. ("HMSI"), a wholly-owned subsidiary of the Company, is party to a franchise agreement with Southwest Marketing Services, Inc. ("SMS"), a corporation owned 25% by Michael A. Nocero, Jr., M.D., granting such corporation the exclusive right to market HMS products and services and enroll Member-Brokers in Arizona and New Mexico. In 1996, the Company paid $390,286 to SMS. The terms and provisions of this franchise agreement are comparable to those entered into with non-affiliated third parties.

    Broker Marketing Services of Texas, Inc. ("BMST"), a corporation owned 100% by Dr. Nocero and HMS Texas, Inc., a wholly-owned subsidiary of the Company, have entered into a partnership agreement for the operation of the Texas territory. Pursuant to the terms of this partnership agreement, HMS Texas, Inc. and BMST are each entitled to 45% of the profits and cash distributions from the partnership, with a third-party manager entitled to the remaining 10%. The partnership agreement names HMS Texas, Inc. as managing partner with sole authority to make all major operational decisions and provides for restrictions on transferability and rights of first refusal with respect to interests in the partnership. In 1996, distributions of $31,957 were paid to BMST.

    HMSI is also party to a franchise agreement with O & A Marketing Services of the West, Inc. ("O&A"), a corporation owned 20% by Dr. Nocero, granting such corporation the exclusive right to market HMS products and services and enroll Member-Brokers in Kansas, Missouri and Oklahoma. In 1996, the Company paid $691,942 to O&A. The terms and provisions of this franchise agreement are comparable to those entered into with non-affiliated third parties.

    Homeowners Marketing Services, Inc. ("HMS"), a wholly owned subsidiary of the Company, has entered into a partnership agreement with Professional Forum Enterprises, Inc. ("PFE"), a corporation 80% owned by Michael A. Nocero, Jr., M.D., to market Internet access and related products and services to real estate professionals. Pursuant to the partnership agreement, HMS and PFE share in the partnership profits or losses at the rate of 50% each, and both HMS and PFE are obligated to make joint contributions to fund the partnership operations. During 1996, HMS contributed $222,500 toward the joint funding of the partnership and purchased $37,961 in computer equipment and materials on behalf of the partnership.

    In 1996, the Company paid approximately $157,308 in fees and reimbursable expenses for consulting services rendered by Gary D. Lipson, which fees and expenses the Company believes are more favorable to the Company than those which would have been paid to an unrelated party. On December 22, 1995, the Company and Mr. Lipson entered into an engagement agreement pursuant to which Mr. Lipson agreed to make himself available to provide legal services on behalf of the Company and its subsidiaries for a minimum of 500 hours per year at an hourly rate of $200. Upon his execution of the engagement agreement, Mr. Lipson became entitled to a non-refundable retainer of $100,000. In connection with the consummation of the Merger, Mr. Lipson will receive $100,000 payable in equal monthly installments of $8,333.33 in consideration of the termination of the engagement agreement between Mr. Lipson and the Company.

    HMSI is also party to a franchise agreement with HMS New Jersey/New York ("HMSNJNY") of which Diane M. Gruber is Executive Vice President. HMSNJNY has the exclusive right to market HMS products and services and enroll Member-Brokers in New Jersey and New York. In 1996, the Company paid $528,384 to HMSNJNY. HMSI has also entered into an agreement with a firm that is the Company's franchisee for Rhode Island and Connecticut, of which Diane Gruber, with her spouse, owns 100% of the stock. This firm has the exclusive right to market HMS products and services and enroll Member-Brokers in Rhode Island and Connecticut. In connection with the purchase of this territory, as of December 31, 1996, the franchisee firm owes HMSI $12,399, under a promissory note issued at the time of purchase. In 1996, the Company paid $23,874 to this firm. The terms and provisions of the franchise agreements with HMSNJNY and HMSRIC are comparable to those





                                      B-6






entered into with non-affiliated third parties. In connection with the franchise operations, these two firms have purchased computer equipment through HMS and currently owe $714 and $535 under promissory notes issued to HMS.

    HMSI has also entered into an agreement with a firm that is the Company's franchisee for the Massachusetts, Maine, New Hampshire and Vermont, of which Diane Gruber, with her spouse, owns 50% of the stock. This firm has the exclusive right to market HMS products and services and enroll Member-Brokers in Massachusetts, Maine, New Hampshire and Vermont. In connection with this arrangement, the franchisee firm owes HMSI $51,443 under a promissory note issued at the time of the purchase of the franchised territory. In 1996, the Company paid $125,204 to this firm. The terms and provisions of the franchise agreements with this firm are comparable to those entered into with non-affiliated third parties. This firm also has the first right of refusal to the franchise rights to the states of Pennsylvania and Florida should the Company decide to sell the franchise rights to those territories.

    The Company has been advised that on September 16, 1997, the members of the Board of Directors and one executive offer, as stockholders of the Company, entered into the Stockholders Agreement with Parent and Purchaser with respect to 702,481 shares of Common Stock owned by them (12.6% of the outstanding shares of Common Stock), pursuant to which such stockholders have agreed to tender their shares of Common Stock into the Offer, and have granted Parent proxies as to all matters related to the Merger and Parent intends to vote such shares of Common Stock in favor of the approval and adoption of the Merger Agreement.

    See "Executive Compensation -- Employment Agreements" for a discussion of Carl Buccellato's severance arrangement with the Company.

    Pursuant to the Merger Agreement, the holders of options to purchase Common Stock of the Company, which options are exercisable at a price below $2.06 per share (which include employees and one non-employee director), will surrender such options in exchange for the contingent right to receive the Option Settlement Amount. Mr. Buccellato, Mr. Stewart and Mr. C. Gregory Morris, Chief Financial Officer and Executive Vice-President of the Company, own 260,000, 25,000 and 60,000 options respectively. The options held by Mr. Buccellato and Mr. Morris are exercisable at $2.00 per Share, and the options held by Mr. Stewart are exercisable at $.75 per Share. Based upon the foregoing, and assuming that all of the Escrow Funds are distributed to Escrow Right holders, Messrs. Buccellato, Morris and Stewart would be entitled to Option Settlement Amounts of $15,600, $32,750 and $3,600, respectively.




                                      B-7










                      STOCK PERFORMANCE COMPARISON BETWEEN
                      HOMEOWNERS GROUP, INC. COMMON STOCK,
            NASDAQ STOCK MARKET (US COMPANIES) AND PEER GROUP COMMON
                                     STOCK

                      (CHART DEPICTING PLOT POINTS BELOW)

---------------------------------------------------------------------------------------------------------------------
                                                  LEGEND
---------------------------------------------------------------------------------------------------------------------
Symbol      CRSP TOTAL RETURNS INDEX FOR:             12/31/91   12/31/92  12/31/93   12/30/94   12/29/95  12/31/96
                                                      --------   --------  --------   --------   --------  --------
[]          HOMEOWNERS GROUP, INC.                       100.0       69.1      46.8       10.9        9.2      22.5
{}          Nasdaq Stock Market (US Companies)           100.0      116.4     133.6      130.6      184.7     227.2
o           Self-Determined Peer Group                   100.0      156.7     258.1      195.8      226.8     414.5

Companies in the Self-Determined Peer Group

         ALPNET INC.                                  FIRST AMERICAN HEALTH CONCEPTS INC.
         MARLTON TECHNOLOGIES                         WARRANTECH CORP.
NOTES:
A.    The lines represent monthly index levels derived from compounded daily returns that include all dividends.
B.    The indexes are reweighted daily using the market capitalization on the previous trading day.
C.    If the monthly  interval,  based on the fiscal  year-end,  is not a trading day, the preceding  trading day is used.
D.    The index level for all series was set to $100.0 on 12/31/91.
---------------------------------------------------------------------------------------------------------------------






                                      B-8